
07051047

Telik, Inc.

Annual Report 2006

Product Pipeline

TELCYTA®

Indication	Clinical Trials	Phase 1	Phase 2	Phase 3
Ovarian Cancer	ASSIST-1			Complete
	ASSIST-3			Complete
	ASSIST-5			Ongoing
Non-Small Cell Lung Cancer	ASSIST-2			Complete
	Combination (1st Line)		Complete	
Breast Cancer			Complete	
Colorectal Cancer			Complete	

TELINTRA™ Tablets

Indication	Phase 1	Phase 2	Phase 3
Myelodysplastic Syndrome		Ongoing	
Chemotherapy-Induced Cytopenia		Planned	

TELINTRA I.V.

Indication	Phase 1	Phase 2	Phase 3
Myelodysplastic Syndrome		Complete	

TRAP™ Small Molecule Research Programs

Target	Product Candidate	Development Status
Cancer	TLK58747	Pre-IND Studies Underway
	Aurora Kinase Inhibitor	Small Molecule Inhibitors Discovered
	AKT Kinase Inhibitor	Small Molecule Inhibitors Discovered
	DNA Methyltransferase Inhibitor	Small Molecule Inhibitors Discovered
Inflammatory Diseases	C243	Preclinical and Safety Assessment Ongoing Collaboration with SRI

Fellow Stockholders:

Oncology is among the most challenging and potentially rewarding therapeutic areas for new drug development. The challenge is to demonstrate the initial clinical efficacy of a new cancer drug in chemotherapy-resistant cancer patients who have been heavily treated with multiple cancer drugs. These patients have residual toxicities from their prior treatments, an increase in the heterogeneity of the cancer cells comprising their tumors and a limited survival outlook. Evaluation of new cancer drug candidates in less heavily pretreated patients requires combinations with approved drugs and very large trials to show improvement in survival as well as other parameters. The evaluation of targeted cancer therapies, such as the targeted activation of TELCYTA by GST P1-1, is further complicated as it becomes important to identify those patients who might more readily benefit from a particular agent.

TELCYTA, our novel cancer cell-activated product candidate, faces many of these challenges. In a series of Phase 2 clinical trials, TELCYTA demonstrated a strong safety profile and clinical activity. However, in the TELCYTA monotherapy ASSIST-1 and ASSIST-2 Phase 3 trials in very advanced resistant ovarian and non-small cell lung cancer, respectively, clinical activity did not result in statistically significant improvement in survival when compared to the active control treatments. The ASSIST-3 trial, which compared the combination of TELCYTA plus carboplatin to liposomal doxorubicin in the treatment of patients with platinum resistant ovarian cancer, addressed the important question of platinum resensitization. However, applying the radiologic imaging that is standard in pivotal trials to recurrent ovarian cancer, which typically is widespread and located deep within the body, may have led to trial results that are difficult to interpret.

As we complete the analyses of the ASSIST-1, ASSIST-2 and ASSIST-3 trials, we are discussing the results with therapeutic experts to help us determine the future direction of the TELCYTA development program. Many of the investigators who participated in the trials have expressed the belief that TELCYTA represents an important potential option for metastatic cancer and have encouraged us to continue on the development path.

Following that path, enrollment in the ASSIST-5 trial continues. In this trial, the combination of TELCYTA plus liposomal doxorubicin is being compared to liposomal doxorubicin alone in the second-line treatment of platinum resistant ovarian cancer. To increase the potential for a successful outcome, we expect to implement changes to the ASSIST-5 protocol and trial conduct procedures based on what we have learned from our experiences in ovarian cancer drug development.

We have completed an expanded 120 patient multicenter Phase 2 trial evaluating the triplet combination of TELCYTA, carboplatin and paclitaxel in first-line non-small cell lung cancer. The final results from this trial will be presented at the American Association of Cancer Research 97th annual meeting in April 2007.

Our second compound advancing in clinical development is TELINTRA. We have successfully completed a Phase 2 trial with the I.V. formulation in myelodysplastic syndrome (MDS) patients. In this trial, clinically significant improvement in levels of red blood cells, white blood cells and platelets were observed. Clinical benefit was also observed across all of the major MDS subtypes and risk categories. The results of this study were presented at the 47th annual meeting of the American Society of Hematology.

Last year we reported the initiation of development of a tablet formulation of TELINTRA. We have now completed a dose-escalation study of TELINTRA Tablets, also in MDS patients and we plan to initiate an expanded Phase 2 trial. In addition, we are evaluating with our advisors the design of potential Phase 3 trials of TELINTRA in MDS.

Based on preclinical data demonstrating accelerated neutrophil recovery following chemotherapy as well as stimulation of multilineage human hematologic progenitor cells, we plan to study the therapeutic potential for TELINTRA Tablets to hasten the recovery of patients with chemotherapy-induced cytopenia, a major side effect of non-targeted cancer therapies. We are planning a Phase 2 trial in cancer patients undergoing standard chemotherapy that will be intended to determine if TELINTRA can accelerate the recovery of blood cells levels to normal following chemotherapy. We are encouraged by the progress of the TELINTRA program and of its potential to continue to contribute to our later stage pipeline.

The next candidate in our pipeline is TLK58747, a novel small molecule that has been shown in preclinical testing, when administered either intravenously or orally, to have potent activity against a wide range of refractory human cancers including prostate and colorectal cancer. Subject to successful completion of the remaining preclinical and toxicology studies, we plan to file an Investigational New Drug (IND) application to evaluate TLK58747 in cancer patients.

Our TRAP drug discovery technology continues to contribute to our pipeline both internally and through collaborative programs. In January, we announced an agreement with SRI International under which SRI will fund and conduct preclinical and pre-IND studies of C243, a drug candidate discovered by Telik for the treatment of multiple sclerosis and other autoimmune and inflammatory diseases. This agreement may enable us to accelerate the advancement of a product candidate outside of our core focus in oncology without additional near-term investment. We have also used TRAP to discover potential new cancer drug candidates, including small molecule inhibitors of aurora kinase, AKT kinase and DNA methyltransferase. These drug targets are widely viewed within the medical community as having a significant scientific rationale for development of new targeted cancer therapies.

We acknowledge and thank the investigators, patients, investors, employees and other stakeholders who have contributed to Telik's advancement and look forward to keeping you informed of our progress.

Sincerely,



Michael M. Wick, M.D., Ph.D.
Chairman and Chief Executive Officer

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period from __________ to __________.

Commission file number: 0-31265

TELIK, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**93-0987903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3165 Porter Drive, Palo Alto, CA 94304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (650) 845-7700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	**Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $261,193,004 as of June 30, 2006, based upon the closing sale price on the Nasdaq Global Market reported for such date. The determination of affiliate status for the purposes of this calculation is not necessarily a conclusive determination for other purposes. The calculation excludes approximately 36,429,652 shares held by directors, officers and stockholders whose ownership exceeded five percent of the Registrant's outstanding Common Stock as of June 30, 2006. Exclusion of these shares should not be construed to indicate that such person controls, is controlled by or is under common control with the Registrant.

There were 52,381,319 shares of Registrant's Common Stock issued and outstanding as of February 23, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement to be filed by April 20, 2007 with the Securities and Exchange Commission pursuant to Regulation 14A for the Registrant's Annual Meeting of Stockholders.

TELIK, INC.
2006 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the documents that we incorporate by reference, contains statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," "intend," "potential," or "continue" or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout the Form 10-K and are statements regarding our current intent, belief, or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: the implications of interim or final results of our Phase 2 clinical and Phase 3 registration trials, the progress and timing of our research programs, including clinical testing, our anticipated timing for filing additional IND, or Investigational New Drug, applications with the United States Food and Drug Administration for the initiation or completion of Phase 1, Phase 2 or Phase 3 testing for any of our product candidates, the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using TRAP technology (our proprietary Target-Related Affinity Profiling technology, which is discussed below), the potential of such product candidates to lead to the development of safer or more effective therapies, our ability to develop the technology derived from our collaborations and to enter into additional TRAP collaborations, our future operating expenses, our future losses, our future expenditures for research and development, the sufficiency of our cash resources and our use of proceeds from our follow-on public offering which was completed in February 2005. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the section of Item 1A entitled "Risk Factors," and elsewhere in this Annual Report. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

"TELIK," the Telik logo, TRAP, TELCYTA and TELINTRA are trademarks of Telik, Inc. All other brand names or trademarks appearing in this Annual Report are the property of their respective holders.

PART I

Item 1. Business.

Overview

Telik, Inc. is a corporation that was incorporated in Delaware in 1988 and is a biopharmaceutical company working to discover, develop and commercialize innovative small molecule drugs to treat diseases. We discovered our product candidates using our proprietary drug discovery technology, Target-Related Affinity Profiling, or TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not received any revenue from the commercial sale of products.

TELCYTA, our lead product candidate, is a small molecule cancer drug product candidate designed to be activated in cancer cells. The product candidate binds to glutathione S-transferase P1-1, or GST P1-1, a protein that is elevated in many human cancers, such as ovarian, non-small cell lung, colorectal, breast and other types of cancer. GST P1-1 levels are often further elevated following treatment with many standard chemotherapy drugs, and this elevation is associated with the development of resistance to these drugs. When TELCYTA binds to GST P1-1 inside a cancer cell, a chemical reaction occurs, releasing fragments of TELCYTA that cause programmed cancer cell death, or apoptosis.

TELCYTA has shown clinical antitumor activity alone and in combination with standard chemotherapeutic agents in multiple Phase 2 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. In addition, TELCYTA demonstrated clinical activity in two Phase 2 trials in combination regimens as first line treatment in patients with Stage IIIb or IV non-small cell lung cancer.

On December 26, 2006 we announced preliminary results from our first three randomized TELCYTA Phase 3 registration trials. The following summarizes the preliminary results of those trials:

ASSIST-1 is a 440 patient multinational, randomized Phase 3 trial designed to evaluate TELCYTA as compared to the active control agents liposomal doxorubicin or topotecan in the third-line therapy of platinum resistant ovarian cancer. The ASSIST-1 trial did not achieve the primary endpoint of demonstrating a statistically significant improvement in overall survival for TELCYTA as compared to the active controls. While the preliminary analysis revealed a number of internal inconsistencies that need to be further investigated, resolution of these inconsistencies may not change the preliminary results.

ASSIST-2 is a 520 patient multinational, randomized Phase 3 trial designed to evaluate TELCYTA as compared to gefitinib in the third-line therapy of advanced non-small cell lung cancer. The ASSIST-2 trial did not achieve the primary endpoint of demonstrating a statistically significant improvement in overall survival for TELCYTA as compared to the active control.

ASSIST-3 is a 244 patient randomized Phase 3 trial conducted in the U.S. designed to demonstrate a statistically significant improvement in overall objective response rate with the combination of TELCYTA plus carboplatin compared to liposomal doxorubicin in the second-line treatment of platinum resistant ovarian cancer. Under the trial protocol, patients were to have received treatment until tumor progression or unacceptable toxicity. However, a major discordance was observed between the clinical review of the tumor scans and the independent radiology review. Approximately 25% of the patients were discontinued prematurely from the assigned study treatment as judged by the independent review of the scans. Therefore, we believe the trial was compromised and may not be suitable for a regulatory submission.

Objective tumor responses were observed on the investigational arms containing TELCYTA in all three trials based on the prospective central blinded independent radiology review. Preliminary analysis of the safety data from the ASSIST-1 and ASSIST-2 trials, in which TELCYTA was administered as monotherapy, indicates that TELCYTA was generally well-tolerated. TELCYTA treatment was associated with mild to moderate nausea, vomiting and fatigue. Preliminary analysis of the safety data from the ASSIST-3 trial, combining TELCYTA plus carboplatin, demonstrated toxicities expected of each drug alone and no unexpected or cumulative toxicities were reported. Further analyses of each of these trials are underway.

ASSIST-5 is a 244 patient, multinational randomized Phase 3 trial initiated in May 2006, evaluating TELCYTA in combination with liposomal doxorubicin versus liposomal doxorubicin as second line therapy in platinum refractory or resistant ovarian cancer. Enrollment is ongoing in this trial.

TELINTRA, our second product candidate, is a small molecule bone marrow stimulant we are developing for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. Myelodysplastic syndrome, or MDS, is a disease characterized by defects in the blood-producing cells of the bone marrow, in which low blood cell levels occur. A Phase 2 clinical trial in patients with MDS was completed and we announced positive clinical data in December 2005 demonstrating clinically significant improvement in all blood cell lineages and across all major MDS subtypes. TELINTRA was well-tolerated in this predominantly elderly patient population. In February 2006, we initiated a Phase 1-2a trial in MDS using a tablet formulation of TELINTRA. We also announced positive pre-clinical results for TELINTRA at the American Society of Hematology annual meeting in December 2006.

TLK58747 is a novel metabolically activated cytotoxic small molecule and was identified as a new product candidate in 2006. TLK58747 causes apoptosis and G2/M cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. In preclinical testing, it has shown significant anti-tumor activity in human breast, pancreatic and colon tumors in vivo when administered either orally or by injection. We are conducting the required preclinical safety studies to support the potential filing of an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration, or FDA.

Our next product candidate may be selected from our on-going discovery research programs and our collaborations with leading cancer centers. These include compounds intended to target GST, aurora kinase and other enzymes that we believe are critical to the growth of cancer cells and intended for the treatment of cancer. In February 2007, we announced an agreement with SRI International, or SRI, under which SRI will conduct preclinical studies of MCP-1 antagonist identified as C243, a compound developed by us for the treatment of multiple sclerosis and other autoimmune and inflammatory diseases. SRI will fund and conduct preclinical and toxicology studies directed at supporting and IND application with the FDA.

We discovered all of our product candidates using our proprietary technology, TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. TRAP exploits a fundamental property of all drugs, which is their selective interaction with proteins. By developing a profile of how small molecule chemicals interact with a reference panel of proteins, we believe we can identify compounds that are active against disease-related protein targets faster than with alternative technologies.

Our Strategy

Our goal is to become a biopharmaceutical company focused on discovering, developing and commercializing innovative small molecule drugs to treat cancer and inflammatory diseases. Key elements of our strategy are to:

- **Develop small molecule drugs for major disease areas.** We intend to develop small molecule drugs to address unmet needs in the areas of cancer and inflammatory diseases. The number of patients with these diseases has been increasing due primarily to the aging population. This has led to a growing demand for new drugs that offer competitive advantages over existing products, such as improved effectiveness and reduced side effects. The advantages of small molecule drugs over therapeutic proteins include the ease of manufacturing and administration, the potential for oral dosing and applicability to a wider range of disease targets, including disease targets inside the cell.

- **Retain commercial rights to our product candidates.** We retain worldwide commercial rights to our cancer product candidates. We may conduct clinical development activities at least through initial proof of efficacy in humans or seek to share the risks and costs of development by partnering those programs before completion of clinical trials. To successfully partner such programs, we may be required to grant commercialization rights to our collaborators.
- **Select targets strategically.** We believe that we can apply our TRAP drug discovery technology to virtually any protein target. We regularly review the progress of scientific and clinical research in important disease areas to identify targets with commercial potential. By careful selection of targets, we intend to develop product candidates with a clear path to regulatory approval and the potential to show early evidence of clinical efficacy. This strategy should allow us to reduce the risk inherent in drug discovery and accelerate the commercialization of our product candidates.
- **Use TRAP to sustain a pipeline of product candidates.** We believe our proprietary TRAP drug discovery platform allows us to rapidly and efficiently identify small molecules active against potential disease targets. We plan to continue to use this platform to provide a pipeline of future product development candidates generated internally or through collaborations. For example, through several academic collaborations, we are applying TRAP to identify novel compounds active against a wide range of potential cancer targets. We have also entered into corporate collaborations, such as with Hoffmann-La Roche Inc., to assist our partners in identifying product candidates for promising therapeutic targets. We plan to secure additional partners for the use of TRAP technology.

Product Candidate Pipeline

We have concentrated our efforts in cancer. We periodically evaluate and prioritize our research programs. The following table summarizes key information about our current product candidate pipeline:

Product candidate	Clinical indication	Development status
TELCYTA **Tumor-activated cancer product candidate**	Ovarian cancer ASSIST-1, Phase 3 3rd line monotherapy ASSIST-3, Phase 3 2nd line combination with carboplatin ASSIST-5, Phase 3 2nd line combination with liposomal doxorubicin Phase 2 combinations, 2nd+ line Phase 2 monotherapy, 2nd+ line Non-small cell lung cancer ASSIST-2, Phase 3 3rd line monotherapy Phase 2 combinations, 1st line Phase 2 combination, 2nd+ line Phase 2 single agent, 2nd+ line Breast cancer Phase 2 monotherapy, 2nd+ line Colorectal cancer Phase 2 monotherapy, 2nd+ line	 Trial completed Trial completed Trial ongoing Two trials completed Two trials completed Trial completed Two trials completed Trial completed Two trials completed Trial completed Trial completed
TELINTRA **Bone marrow stimulant**	MDS intravenous formulation Phase 2 MDS tablet formulation Phase 1-2a	 Trial completed Trial ongoing
TLK58747	Cancer	Pre-IND studies underway
Aurora kinase	Cancer	Small molecule inhibitors discovered
AKT kinase inhibitor	Cancer	Small molecule inhibitors discovered
DNA methyltransferase inhibitor	Cancer	Small molecule inhibitors discovered
MCP-1 antagonist (C243)	Multiple sclerosis, rheumatoid arthritis, atherosclerosis, other inflammatory and autoimmune diseases	Preclinical and safety assessment ongoing

We have worldwide commercialization rights to all of the product candidates in our pipeline except for the MCP-1 antagonist, for which we have rights in North and South America and joint rights in Europe; Sanwa Kagaku Kenyuskho Co., Ltd., or Sanwa, has rights in Asia.

Product Development Programs

Cancer

Our two most advanced product candidates, TELCYTA and TELINTRA, are being developed to treat cancers for which there is significant demand for new therapies. Cancer is the second leading cause of death in the United States according to the American Cancer Society's 2006 Cancer Facts and Figures. The five-year survival rates for patients with cancers that have spread from its original site are poor. These poor survival rates reflect the limitations of current treatments and the development of resistance to available treatments. In addition, current treatments are often associated with severe toxic side effects.

TELCYTA—Tumor-activated cancer product candidate

TELCYTA is a small molecule drug product candidate that we are developing for the treatment of cancer. TELCYTA binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. GST P1-1 is a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs. When TELCYTA binds to GST P1-1, it releases a fragment with a proven mechanism of killing cancer cells as well as other reactive agents. In contrast to the usual situation in which GST is involved in the destruction of chemotherapeutic drugs, GST activates TELCYTA when TELCYTA reaches its cellular target. In this way, TELCYTA kills cancer cells by inducing cell death through a process called apoptosis.

TELCYTA has been evaluated in multiple Phase 2 clinical trials, including trials using TELCYTA as monotherapy and in combination regimens in ovarian, non-small cell lung, breast and colorectal cancer. Results from these clinical trials indicate that TELCYTA monotherapy was generally well-tolerated, with mostly mild to moderate side effects, particularly when compared to the side effects and toxicities of standard chemotherapeutic drugs. When TELCYTA was evaluated in combination with standard chemotherapeutic drugs, the tolerability of the combinations was similar to that expected of each drug alone. This tolerability profile may be an important clinical advantage for TELCYTA since combination drug regimens are commonly used in cancer treatment. Clinical activity including objective tumor responses and/or disease stabilization was reported in the TELCYTA Phase 2 trials.

We initiated four randomized Phase 3 registration trials in platinum refractory or resistant ovarian cancer and in platinum resistant non-small cell lung cancer. We have completed three of the trials and one trial is ongoing. The following summarizes the status of these trials:

ASSIST-1 is a 440 patient multinational, randomized Phase 3 trial designed to evaluate TELCYTA as compared to the active control agents liposomal doxorubicin or topotecan in the third-line therapy of platinum resistant ovarian cancer. The ASSIST-1 trial did not achieve the primary endpoint of demonstrating a statistically significant improvement in overall survival for TELCYTA as compared to the active controls. While the preliminary analysis revealed a number of internal inconsistencies that need to be further investigated, resolution of these inconsistencies may not change the preliminary results.

ASSIST-2 is a 520 patient multinational, randomized Phase 3 trial designed to evaluate TELCYTA as compared to gefitinib in the third-line therapy of advanced non-small cell lung cancer. The ASSIST-2 trial did not achieve the primary endpoint of demonstrating a statistically significant improvement in overall survival for TELCYTA as compared to the active control.

ASSIST-3 is a 244 patient randomized Phase 3 trial conducted in the U.S. designed to demonstrate a statistically significant improvement in overall objective response rate with the combination of TELCYTA plus carboplatin compared to liposomal doxorubicin in the second-line treatment of platinum resistant ovarian cancer. Under the trial protocol, patients were to have received treatment until tumor progression or unacceptable toxicity. However, a major discordance was observed between the clinical review of the tumor scans and the independent radiology review. Approximately 25% of the patients were discontinued prematurely from the assigned study treatment as judged by the independent review of the scans. Therefore, we believe the trial was compromised and may not be suitable for a regulatory submission.

ASSIST-5 is a 244 patient, multinational randomized Phase 3 trial initiated in May 2006, evaluating TELCYTA in combination with liposomal doxorubicin versus liposomal doxorubicin as second line therapy in platinum refractory or resistant ovarian cancer. Enrollment is ongoing in this trial.

Objective tumor responses were observed on the investigational arms containing TELCYTA in all three trials based on the prospective central blinded independent radiology review. Preliminary analysis of the safety data from the ASSIST-1 and ASSIST-2 trials, in which TELCYTA was administered as monotherapy, indicates that TELCYTA was generally well-tolerated. TELCYTA treatment was associated with mild to moderate nausea, vomiting and fatigue. Preliminary analysis of the safety data from the ASSIST-3 trial, combining TELCYTA plus carboplatin, demonstrated toxicities expected of each drug alone and no unexpected or cumulative toxicities were reported. Further analyses of each of these trials are underway.

We have completed enrollment in two Phase 2 clinical trials of TELCYTA for the treatment of Stage IIIb or IV non small cell lung cancer in patients who have not previously received chemotherapy. One clinical trial is evaluating TELCYTA in combination with cisplatin, and the other, TELCYTA in combination with carboplatin and paclitaxel. Platinum and taxane based drug combinations are the current standard for the front line chemotherapy of lung and ovarian cancer.

TELINTRA—Bone marrow stimulant

TELINTRA is a small molecule product candidate that we believe has the potential to increase blood cell counts in cancer patients. In addition to killing cancer cells, chemotherapeutic drugs also kill rapidly dividing normal cells. These include normal cells found in bone marrow that eventually become white blood cells, red blood cells and platelets. For example, lowered levels of a type of white blood cells, called neutrophils, cause a condition called neutropenia. Neutropenia is a common side effect of chemotherapy and renders the already weakened cancer patient susceptible to life-threatening infections. Low blood cell levels are also found in a number of pre-leukemic conditions, such as MDS, that may require treatment.

Results from a Phase 2 clinical trial of the intravenous formulation of TELINTRA in patients with MDS were reported in December 2005, demonstrating clinically significant improvement in all blood cell lineages and in all major MDS subtypes. TELINTRA was well-tolerated in this predominantly elderly patient population. In February 2006, we initiated a Phase 1-2a study in patients with MDS using a tablet formulation of TELINTRA. At the 48th annual meeting of the American Society of Hematology in December 2006, we reported positive preclinical data demonstrating that TELINTRA accelerated the recovery of white blood cells (neutrophils) in standard preclinical models of chemotherapy-induced neutropenia. Neutrophil recovery was preceded by significantly increased levels of G-CSF and GM-CSF. Recombinant G-CSF and GM-CSF are the current standards of care for the treatment of cancer patients with chemotherapy-induced neutropenia.

TELINTRA may offer the advantages of a small molecule drug over a therapeutic protein, including ease of manufacturing and the potential for oral administration. The tablet formulation of TELINTRA may allow us to offer a product that is an attractive alternative to the current marketed parenterally administered drugs that stimulate the production of white or red blood cells. We have retained worldwide commercial rights to TELINTRA.

TLK58747—Cytotoxic small molecule

Using our TRAP technology we discovered TLK58747, a novel metabolically activated cytotoxic small molecule. TLK58747 causes apoptosis and G2/M cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. It has shown significant anti-tumor activity in human breast, pancreatic and colon tumors in vivo when administered either orally or by injection. We are conducting the required preclinical safety studies to support the potential filing of an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration or FDA.

MCP-1 antagonist (C243)—Small molecule for autoimmune and inflammatory disorders

Using our TRAP technology we discovered MCP-1 antagonist, or C243, a small molecule that prevents leukocyte infiltration, a process linked to tissue injury in chronic autoimmune and inflammatory diseases such as multiple sclerosis, rheumatoid arthritis and athersclerosis. In February 2007, we announced an agreement with SRI International under which SRI will fund and conduct preclinical studies of C243, a compound we developed for the potential treatment of multiple sclerosis and other autoimmune and inflammatory diseases. We hold exclusive rights to C243 in North and South America. We share commercialization rights with our former collaborator, Sanwa, in the rest of the world except Asia, where Sanwa has exclusive commercialization rights.

Research Discovery Programs

In addition to generating our current clinical product portfolio, TRAP has allowed us to build our research pipeline with product candidates against targets in cancer and inflammatory diseases. We have chosen to pursue those protein targets that have engendered a high level of interest in the drug discovery community, address important unmet clinical needs and whose modulation are expected to have a beneficial effect in treating a given disease. We are continually evaluating and prioritizing our early stage programs.

Aurora kinase

Aurora kinases are enzymes expressed in human cells that are found to be elevated in many solid tumors, in particular pancreatic cancer. Inhibition of aurora kinase activity can lead to the inhibition of tumor growth. In collaboration with the Arizona Cancer Center, we have identified small molecule inhibitors of aurora kinase activity.

AKT kinase

As part of our TRAP collaboration with Vanderbilt-Ingram Cancer Center, we have identified a series of small molecule inhibitors of AKT kinase, an enzyme believed to be important in the growth of cancer cells.

DNA methyltransferase inhibitor

DNA methyltransferase is required to maintain genetic stability within cells. Changes in DNA methyltransferase activity can lead to malignancy by causing modifications to DNA. Inhibition of DNA methyltransferase has been shown to inhibit tumor growth in mouse models of cancer. In collaboration with the Arizona Cancer Center, we have identified small molecule inhibitors of DNA methyltransferase.

MCP-1 antagonists for cancer and inflammatory diseases

Inflammation is an important response of the body to injury and infection. If inflammation becomes excessive or prolonged, it can lead to pathological conditions, including asthma, inflammatory bowel disease, multiple sclerosis, psoriasis, rheumatoid arthritis and septic shock. An early step in the inflammatory response is the attraction of white blood cells, or leukocytes, from the circulatory system to damaged or infected tissue by messenger molecules called chemokines.

Our research has identified inhibitors selected for an important chemokine mediator of the inflammatory response: MCP-1. These inhibitors block the interaction of MCP-1 with its protein receptor and are active in animal models of inflammatory disease.

TRAP Technology

Our Target-Related Affinity Profiling, or TRAP, drug discovery technology is designed to rapidly and efficiently identify small molecule product candidates that act on disease related protein targets. TRAP technology offers solutions to the two major challenges facing drug discovery: the explosive growth in the number of new protein targets generated by the advances in genomics and the intrinsic limitations of the Ultra High Throughput Screening, or UHTS, approach. TRAP offers several competitive advantages over UHTS, because it is able to accommodate thousands, rather than hundreds, of targets, is cost-effective to screen unproven targets for the purpose of validation and avoids the use of highly simplified assays.

We have discovered that there are a limited number of ways that proteins interact with small molecules and that these interactions can be simulated using a carefully selected panel of diverse proteins. TRAP takes advantage of this discovery to profile the interactions of small molecules with proteins using a panel of less than 20 proteins selected for their distinct patterns of interacting with small molecules. We believe that our panel of proteins simulates, either individually or in combination, most of the significant interactions between a small molecule and a protein. Furthermore, TRAP measures the diversity of compounds in a way that cannot be explained on the basis of chemical structure alone. Compounds that are structurally similar can have very different affinities for proteins and other biological properties, and, conversely, compounds that are structurally diverse may have similar affinities for proteins and other biological properties.

By comparing the relative strengths of the interaction of a small molecule with each panel protein, a protein affinity profile, or fingerprint, is produced for the small molecule. One type of assay we use, called a binding assay, measures the interaction of a panel protein with a specially designed binding partner, or ligand, in the presence of a small molecule. If the small molecule has an affinity for the same site on the panel protein as the ligand, the amount of ligand that binds will be reduced. This decrease in the amount of the ligand that binds to each panel protein comprises the small molecule's fingerprint.

Using these fingerprints, we select a small subset of compounds, which we call the training set, that is sufficiently diverse in its protein recognition characteristics to represent our entire collection, or library, of small molecules. We screen this training set against the target of interest and use the resulting data to predict the type of small molecule-protein interactions present in the target. A model of small molecule interactions with the target is generated by mathematically combining the individual interactions of TRAP panel proteins, where the panel proteins to be included in the model are determined by the affinities of the initial subset of compounds for the target. We can then select from the library those compounds that prefer these types of interactions for assay. We have developed a set of computational tools, in the form of chemoinformatics algorithms, which are used to scan the library for patterns of protein affinity, since these patterns appear to correlate best with biological activity. The majority of active compounds in our library that are pharmaceutically active against a given target can be identified after screening as few as 200 compounds.

We have used TRAP to assemble our library of small molecules, which is enriched by compounds that interact with proteins in a selective fashion and contains multiple compounds that can undergo each mode of protein interaction. We believe that this process creates a small molecule library with a greater likelihood of containing a compound that interacts with any specified protein, thus having a higher probability of generating product candidates than a conventionally or randomly assembled library. As a consequence, TRAP identifies those small molecules with a higher probability of being product candidates from within the universe of possible compounds, allowing their assembly into a manageable product discovery library. All of the known products that we have examined lie within the bounds of the library defined by TRAP.

The ability of TRAP to identify active compounds after screening only a few hundred samples overcomes many of the limitations of UHTS. TRAP does not require assays capable of screening millions of compounds, thereby decreasing the time and resources necessary for assay development. TRAP permits the selection of a given target of interest from a much wider universe of targets by reducing the need to acquire targets and assay technologies and allows more physiologically relevant assay systems to be used. In addition, TRAP eliminates the need for large compound collections and sophisticated and expensive automation to support them, further lowering the financial barrier to screening and permitting its application to emerging biopharmaceutical companies. Finally, the overall efficiency and economy of TRAP allow multiple targets to be pursued simultaneously and permit the screening of higher risk, but potentially more valuable, targets.

We will continue to increase our collection of small molecules, as well as to refine the panel of proteins used to create fingerprints. In addition, we will explore the expansion of our chemoinformatics algorithms and the application of the technology to delineate other properties of small molecules, such as their behavior in the body, their toxicological profiles and absorption, distribution, metabolism and excretion characteristics.

Collaborative Relationships

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials.

We have established a number of joint discovery programs with other pharmaceutical, biotechnology and genomics companies. These collaborations exploit our TRAP technology platform and have the potential to identify new product development and commercialization opportunities either independently or pursuant to expanded collaborations. In addition, these collaborations have provided funding for our internal research and development programs.

These collaborations include the following:

Sanwa

In December 1996, we entered into a screening services agreement with Sanwa Kagaku Kenkyusho Co., Ltd., or Sanwa, a Japanese pharmaceutical company, to employ our proprietary TRAP technology to identify compounds that are active against biological targets. In September 1997 and October 1998, this agreement was amended to increase the number of targets, extend the term of the agreement and include the optimization of lead compounds for a period of two years. The agreement was further amended in March 2002 to clarify certain procedures for optimization of lead compounds, establish dates by which we would file at least one patent in three different categories of compounds, and permit Sanwa to submit targets obtained from third parties to the screening program. We concluded the optimization of a lead compound identified through the use of our TRAP technology in May 2003. Under the agreement, Sanwa has exclusive commercialization rights in Japan, Korea, Taiwan and China. We have exclusive commercialization rights in North and South America. Elsewhere in the world, we share commercialization rights with Sanwa. The term of the agreement expired in December 2006, but the division of rights remains in effect.

The University of Arizona

In January 2001, we entered into a research and license agreement with the Arizona Cancer Center at the University of Arizona to use our TRAP technology for the identification of small molecule compounds active against cancer related targets. The Arizona Cancer Center has successfully conducted biologic assays to screen TRAP-generated compounds for pharmacologic activity and we have selected four new compounds for further development. We have exclusive worldwide rights to develop and commercialize compounds that we selected and will use the Arizona Cancer Center as a preferred clinical site for our oncology drug development programs arising from this collaboration. In July 2002, we exercised our option to obtain exclusive worldwide rights to intellectual property, including small molecule product candidates, for four targets. The license agreement will continue until the expiration of the patents covering such compounds.

Vanderbilt-Ingram Cancer Center

In December 2002, we entered into a research and license agreement with the Vanderbilt-Ingram Center at Vanderbilt University to use our TRAP technology for the identification of small molecule compounds active against cancer related targets. We have the right to select compounds arising from the collaboration for further development. In May 2006, we exercised our option to obtain exclusive worldwide rights for one target. The research term of the agreement terminated in December 2006 and, if no additional targets are selected by February 2007, the agreement would expire for these additional targets.

Hoffmann-La Roche

In March 2003, we entered into a screening and license agreement with Hoffmann-La Roche, Inc. or Roche, whereby we will utilize our TRAP technology to identify product candidates active against a pharmaceutical target selected by Roche. We are entitled to receive certain payments upon acceptance of drug compounds by Roche.

Mount Sinai School of Medicine

In February 2005, we entered into a research and license agreement with the Mount Sinai School of Medicine to use our TRAP technology for the identification of small molecule compounds active against cancer related targets. We have the right to select compounds arising from the collaboration for further development. The research term of the agreement will terminate in May 2007 and, if no compounds are selected for further development by July 2007, the agreement will expire.

SRI International

In February 2007, we announced an exclusive license agreement with SRI under which SRI will conduct preclinical studies of the MCP-1 antagonist identified as C243, a compound developed by us for the treatment of multiple sclerosis and other autoimmune and inflammatory diseases. Under the terms of the agreement, SRI will fund and conduct preclinical and toxicology studies directed at supporting an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration, as well as develop GMP-compliant sources for C243 manufacturing. We will have the option to re-acquire C243 rights in the future. In North and South America, we have exclusive commercialization rights to C243. We share commercialization rights to the compound in Europe with Sanwa, and Sanwa has exclusive commercialization rights in Asia. The license agreement covers territories where we have exclusive rights. The term of this agreement and license under it expires in December 2011, subject to termination rights by both parties.

Patents and Proprietary Information

Patents and other proprietary rights are very important to our business. If we have enforceable patents of sufficient scope, it can be more difficult for our competitors to use our technology to create competitive products or to obtain patents that prevent us from using technology we create. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover new chemical compounds, pharmaceutical compositions, methods of preparation of the compounds and compositions and therapeutic uses of the compounds and compositions, methods related to our TRAP technology, and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position.

We have a number of patents and patent applications related to our compounds and other technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents. The following table shows the actual or estimated expiration dates in the United States and internationally for the primary patents and for patents that may issue from pending applications that cover our TRAP technology and the compounds in our product candidates.

	US patent expirations	Foreign patent expirations
TRAP	2014	2015*
Product candidates		
TELCYTA	2013	2014*
TELINTRA	2014	2014*

* Includes pending applications

We may obtain patents for our product candidates many years before we obtain marketing approval for them. We can generally apply for patent term extensions for patents covering our product candidates in major market countries when and if marketing approvals are obtained.

Independently of patent coverage, we will generally be entitled to data exclusivities for our product candidates in major market countries for several years when and if marketing approvals are obtained.

We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our proprietary position. We require our employees and consultants to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. We do not disclose our trade secrets (including significant aspects of our TRAP technology) outside Telik except where disclosure is essential to our business, and we require those individuals, companies and institutions doing business with us, including TRAP collaborators, to execute agreements to protect our trade secrets.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. The drugs that we are developing will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products that are competitive with our potential products. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, manufacturing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do. In addition, our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology or potential drugs obsolete or noncompetitive.

Regulatory Considerations

The manufacturing and marketing of our potential products and our on-going research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process may take many years, requires the expenditure of substantial resources, may involve post-marketing surveillance and may involve on-going requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit them.

Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. The FDA, under its Good Laboratory Practices regulations, regulates preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must be approved by the FDA before we can commence clinical trials in humans. Unless the FDA objects to an IND, the IND would become effective 30 days following its receipt by the FDA.

Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practice, or GCP, under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Investigational Review Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

Clinical trials are conducted in three sequential phases though the phases may overlap. Phase 1 clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of Phase 1 clinical trials is to establish initial data about the safety and tolerance of the product in humans. In Phase 2 clinical trials, in addition to safety, the efficacy of the product is evaluated in a limited number of patients with the target disease. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease. We have engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 registration trials.

We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice, or cGMP, regulations. cGMP regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in the commercial manufacture of our products.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted.

Manufacturing

We are using third-party manufacturers to produce clinical supplies of TELCYTA under cGMP regulations. We are conducting process development testing with drug manufacturers to scale up production of adequate clinical supplies of TELINTRA in its intravenous formulation.

We are currently dependent on a single source of supply of the active ingredient in TELCYTA, Organichem Corporation. In July 2004, we entered into an agreement with Organichem Corporation under which Organichem will manufacture and supply to us the active ingredient in TELCYTA for clinical and commercial purposes. We and Organichem have agreed on a pricing schedule for such supply, which will be subject to future renegotiation after the lapse of a defined time period. Organichem has agreed to maintain sufficient capacity to satisfy its supply obligations under the agreement, and we are entitled to reduced prices in the event of a significant production shortfall. For a number of years, we are obligated to purchase from Organichem a significant percentage of our United States requirements for the active ingredient in TELCYTA. Our agreement with Organichem will remain in force until it is terminated through one of the following mechanisms: either party may terminate the agreement for an uncured or uncurable breach of other party, or immediately upon a series of material breaches, and we have the right to terminate the agreement if TELCYTA is not approved for commercial sale by the FDA or if such approval is revoked. We also have the right to terminate the agreement upon repeated production shortfalls by Organichem. Neither party has the right to terminate the agreement at will until several years after the FDA approves TELCYTA for commercial sale.

While we have entered into an agreement with, and are working to qualify, an additional supplier, there is no certainty this will occur. We currently depend upon two sources for the drug product manufacture of TELCYTA.

We presently depend upon two sources of supply for clinical quantities of the active ingredient in TELINTRA. We depend upon a single source of supply for key excipients used in the manufacture of TELINTRA, Lipoid GmbH. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available. We currently depend upon two sources for the drug product manufacture of TELINTRA.

We intend to continue to use third-party contract manufacturers or corporate collaborators for the production of material for use in preclinical studies, clinical trials, manufacture of future products and commercialization. The manufacture of our potential products for preclinical studies and clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA and to other applicable domestic and foreign regulations.

Research and Development

We believe that our on-going research and development efforts are very important to our success. Our goal is to develop small molecule drugs for major disease areas and this goal has been supported by our substantial research and development investments. We spent approximately $71.5 million in 2006, $71.3 million in 2005 and $61.9 million in 2004 on research and development. We conduct research internally and also through collaborations with third parties, including universities, and we intend to maintain our strong commitment to our research and development efforts in the future. Approximately 52.1% of our research and development is conducted internally and 47.9% is conducted through collaborations with third parties, including contract research organizations and consultants.

Employees

As of February 28, 2007, our workforce consisted of 118 full-time employees, 38 of whom hold Ph.D. or M.D. degrees, or both, and 27 of whom hold other advanced degrees. Of our total workforce, 87 are engaged in research and development and 31 are engaged in business development, finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced any significant work stoppages. We believe that our relations with our employees are good.

Available Information

Our website address is *www.telik.com*; however, information found on, or that can be accessed through, our website is not incorporated by reference into this Annual Report. We file electronically with the SEC our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available free of charge on or through our website copies of these reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*. You may also read and copy any of our materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. Risk Factors.

You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition. In those cases, the trading of our common stock could decline and you may lose all or a part of your investment.

We have a history of net losses, which we expect to continue for the next several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates, and the lack of any products to generate revenue, we have not been profitable and have incurred operating losses since we were incorporated in 1988. As of December 31, 2006, we had an accumulated deficit of $392.9 million. We expect to incur losses for the next several years as we continue our research and development activities and incur significant clinical testing and drug supply manufacturing costs. We do not anticipate that we will generate product revenue for several years. Our losses, among other things, have caused and will cause our stockholders' equity and working capital to decrease. To date, we have derived substantially all of our revenues, which have not been significant, from project initiation fees and research reimbursement paid pursuant to existing collaborative agreements with third parties and achievement of milestones under current collaborations. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates, if at all. We may never generate product revenue sufficient to become profitable.

All of our product candidates are in research and development. If clinical trials of TELCYTA or TELINTRA are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer.

Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug is safe and effective for the applicable disease. TELCYTA has to date been evaluated in multiple Phase 1, Phase 2 and Phase 3 clinical trials. The Phase 3 clinical trials (ASSIST-1, 2, 3 and 5) compare TELCYTA to a control arm consisting of currently established standard drug treatments for ovarian and lung cancers. In December 2006, we reported that preliminary results indicate that the ASSIST-1 and ASSIST-2 trials did not achieve their primary endpoint of demonstrating statistically significant improvement in overall survival for TELCYTA as compared to the active controls. The ASSIST-3 trial showed a major discordance between the clinical review of the tumor scans and the independent radiology review and therefore the results of this trial may be compromised and not suitable for regulatory submission. We are conducting further analyses of the data and we plan to meet with advisors, and depending on the findings, we may initiate discussions with regulatory agencies for the purpose of determining the next steps in the clinical development program. Based on the results of our analyses of the data from our ASSIST-1 and ASSIST-3 trials, we may have to revise the on-going ASSIST-5 trial and this may delay the completion of the study. Future changes in standards of care may cause us to, or the FDA may require us to perform additional clinical testing of TELCYTA against a different control arm prior to filing an NDA for marketing approval. Patient recruitment may be slower than expected and patients may drop out of the ASSIST-5 trial. Our near to medium-term outlook depends to a significant extent on the outcome of the further analyses of the data from the completed ASSIST trials, and on the results from the on-going ASSIST-5 trial. If the results of these analyses and the ASSIST-5 trial do not demonstrate sufficient efficacy to support our NDA, then our business will suffer and our stock price will decline.

We typically rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delays outside our control. We engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 clinical trials of TELCYTA. Dependence on a CRO subjects us to a number of risks. We may not be able to control the amount and timing of resources the CRO may devote to our clinical trials. Should the CRO fail to administer our Phase 3 clinical trials properly, regulatory approval, development and commercialization of TELCYTA will be delayed.

We completed a Phase 2 clinical trial of the intravenous formulation of TELINTRA in MDS, a form of pre-leukemia, to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy. In February 2006 we initiated a new Phase 2 clinical trial of a tablet formulation of TELINTRA in MDS. Our success depends in part on our ability to complete clinical development of TELINTRA or other preclinical product candidates and take them through early clinical trials.

We do not know whether we will begin planned clinical trials on time or whether we will complete any of our on-going clinical trials on schedule, if at all. We do not know whether any clinical trials will result in marketable products. Typically, there is a high rate of failure for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for several years.

Significant delays in clinical testing could materially impact our clinical trials. We do not know whether planned clinical trials will begin on time, will need to be revamped or will be completed on schedule, if at all. In addition to the reasons stated above, clinical trials can be delayed for a variety of other reasons, including delays in obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site and delays in recruiting subjects to participate in a study.

Delays in clinical testing can also materially impact our product development costs. If we experience delays in clinical testing or approvals, our product development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to become profitable will be delayed.

We believe that our ability to compete depends, in part, on our ability to use our proprietary TRAP technology to discover new pharmaceutical products.

TRAP, our proprietary drug discovery technology, is a relatively new drug discovery method that uses a protein panel of approximately 20 proteins selected for their distinct patterns of interacting with small molecules. This panel may lack essential types of interactions that we have not yet identified, which may result in our inability to identify active compounds that we could potentially develop into commercially viable drugs.

If we are unable to raise adequate funds in the future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop and manufacture our product candidates.

The process of carrying out the development of our own unpartnered product candidates to later stages of development and developing other research programs to the stage that they may be partnered will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. We believe that our existing cash and investment securities will be sufficient to support our current operating plan until the end of 2008. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We do not know whether additional financing will be available when needed or that, if available, we will obtain financing on terms favorable to our stockholders. As of December 31, 2006, our accumulated deficit was $392.9 million, and we expect capital outlays and operating expenditures to increase over the next several years as we expand our clinical, research and development activities. The extent of any actual increase in operating or capital spending will depend in part on the clinical success of our product candidates. If we fail to raise adequate funds on terms acceptable to us, if at all, we will not be able to continue to fund our operations, research programs, preclinical testing, clinical trials and manufacturing efforts.

Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

If our competitors develop and market products that are more effective than our product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures, licensing arrangements or other collaborations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

Our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us or our collaborators. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, may not be able to compete successfully with our competitors' existing products or products under development or may not obtain regulatory approval in the United States or elsewhere.

If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.

Even if we are able to achieve success in our preclinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our product candidates in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of regulatory authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years and depends on the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA "Good Laboratory Practices" regulations in our preclinical studies. Clinical trials are subject to oversight by institutional review boards of participating clinical sites and the FDA and:

- must be conducted in conformance with the FDA regulations;
- must meet requirements for institutional review board approval;
- must meet requirements for informed consent;
- must meet requirements for Good Clinical Practices;
- may require large numbers of participants; and
- may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials.

Before receiving FDA clearance to market a product, we, or our collaborators must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated, a program to be terminated and could delay approval. We typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control. In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious, which could limit our market opportunity. Furthermore, product approvals, once granted, may be withdrawn if problems occur after initial marketing. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Regulatory clearance may also contain requirements for costly post-marketing testing and surveillance to monitor the safety and efficacy of the product. If problems occur after initial marketing, such as the discovery of previously unknown problems with our product candidates, including unanticipated adverse events or adverse events of unanticipated severity or frequency, or manufacturer or manufacturing issues, marketing approval can be withdrawn.

Outside the United States, the ability to market a product depends on receiving a marketing authorization from the appropriate regulatory authorities. Most foreign regulatory approval processes include all of the risks associated with FDA clearance described above and some may include additional risks.

As our product programs advance, we may need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.

Our success depends in part on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. As we plan for additional advanced clinical trials, including Phase 2 and Phase 3, we may also need to expand our clinical development personnel. In addition, our research programs depend on our ability to attract and retain highly skilled chemists and other scientists. If we lose the services of Dr. Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. We have generally entered into consulting or other agreements with our scientific and clinical collaborators and advisors. We do not carry key person insurance that covers Dr. Wick or any of our other key employees.

Our restructuring efforts may have an adverse impact on our current employees and on our ability to retain and attract future employees

On February 12, 2007, our Board of Directors committed to a restructuring plan intended to reduce our operating expenses following our announcement in December 2006 of the preliminary results of our Phase 3 ASSIST-1, ASSIST-2 and ASSIST-3 trials for our lead product candidate, TELCYTA™. The workforce reduction could result in reduced productivity by our remaining employees, which in turn may affect our business and financial results in future quarters. We cannot assure you that future reductions or adjustments of our workforce will be made or that issues associated with such reductions will not recur. In addition, employees, whether or not directly affected by the reduction, may seek future employment with our business partners, customers or competitors. Although our employees are required to sign a confidentiality agreement at the time of hire, we cannot assure you that the confidential nature of certain proprietary information will be maintained in the course of such future employment.

Further, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled personnel. We may have difficulty attracting such personnel as a result of a perceived risk of future workforce reductions. In addition, there is currently a shortage of skilled executives and employees with technical expertise in the biotechnology industry and this shortage is likely to continue. As a result, competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists is intense and turnover rates are high. The cost of living in the San Francisco Bay Area is high compared to other parts of the country, which may adversely affect our ability to compete for qualified personnel and will increase costs. Because of this competitive environment, we have encountered and may continue to encounter increasing difficulty in attracting qualified personnel if our operations expand and the demand for these professionals increases, and this difficulty could significantly impede the achievement of our research and development objectives.

If physicians and patients do not accept products that we may develop, our ability to generate product revenue in the future will be adversely affected.

Products that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Market acceptance of and demand for any products that we may develop will depend on many factors, including the following:

- our ability to provide acceptable evidence of safety and efficacy;
- convenience and ease of administration;
- cost effectiveness;
- the effectiveness of our marketing strategy and the pricing of any products that we may develop;
- our ability to obtain third-party coverage or reimbursement; and
- the prevalence and severity of adverse side effects.

Physicians may elect not to recommend products that we may develop even if our products meet the above criteria. If any product that we may develop fails to achieve market acceptance, we may not be able to successfully market and sell that product, which would limit our ability to generate revenue and adversely affect our operations.

If we or our licensees cannot obtain and defend our respective intellectual property rights, or if our product candidates, technologies or any products that we may develop are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.

Our success will depend in a large part on our own and our licensees' ability to obtain and defend patents for each party's respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. As a result, the degree of future protection for our proprietary rights is uncertain, and we cannot assure you that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
- any of our issued patents will be valid or enforceable; or
- we will develop additional proprietary technologies that are patentable.

Accordingly, we cannot predict the breadth of claims allowed in our or other companies' patents.

For TRAP, we hold patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire between 2014 and 2015. For TELCYTA, we hold compound patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2013 and 2014. For TELINTRA, we hold compound patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2014. We can generally apply for patent term extensions on the patents for TELCYTA and TELINTRA when and if marketing approvals for these compounds are obtained in the relevant countries.

Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. As of the date of this Annual Report on Form 10-K, we have not received any communications with the owners of related patents alleging that our activities infringe their patents. However, if our product candidates, technologies or any products that we may develop are found to infringe patents issued to third parties, the manufacture, use and sale of any products that we may develop could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that our patent applications will have priority over patent applications filed by others. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, and we may not be successful in any such litigation.

In addition, we could incur substantial costs and use of our key employees' time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any of these suits.

Furthermore, some of our patents and intellectual property rights are owned jointly by us and our collaborators. While there are legal and contractual restraints on the rights of these joint owners, they may use these patents and other intellectual property in ways that may harm our business. We may not be able to prevent this type of use.

We also rely on trade secrets to protect technology, including aspects of our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our TRAP technology become known, our competitive advantage in drug discovery could be reduced.

Many of our collaborators and scientific advisors have publication and other rights to certain information and data gained from their collaborations and research with us. Any publication or other use could limit our ability to secure intellectual property rights or impair any competitive advantage that we may possess or realize by maintaining the confidentiality of that information or data.

We will depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product candidate to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties for that compound or product candidate. Business combinations or significant changes in a collaborative partner's business strategy may also adversely affect a partner's willingness or ability to complete its obligations under an arrangement. If we fail to enter into additional collaborative agreements on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

Some of our collaborations are for early stage programs and allow partners significant discretion in electing whether to pursue any of the planned activities. We do not anticipate significant revenues to result from these relationships until the collaborator has advanced product candidates into clinical trials, which will not occur for several years, if at all. These arrangements are subject to numerous risks, including the right of the collaboration partner to control the timing of the research and development efforts, the advancement of lead product candidates to clinical trials and the commercialization of product candidates. In addition, a collaborative partner could independently move forward with a competing lead candidate developed either independently or in collaboration with others, including our competitors.

If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We expect to continue to rely on third parties for the manufacture of our product candidates and any products that we may develop. We currently lack the resources and capability to manufacture any of our product candidates on a clinical scale or any products that we may develop on a commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our product candidates and any products that we may develop. Our product candidates and any products that we may develop may be in competition with other product candidates and products for access to these manufacturing facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture our product candidates and products in a cost effective or timely manner. While we currently possess sufficient inventory of TELCYTA and TELINTRA that are stored in multiple locations and an additional, substantial quantity of the active ingredient in TELCYTA, if these inventories are lost or damaged, the clinical development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver any products that we may develop on a timely basis could be impaired or precluded.

We are currently dependent on a single source of supply of the active ingredient in TELCYTA, Organichem Corporation. While we have entered into an agreement with, and are working to qualify, an additional supplier, there is no certainty this will occur. We currently depend upon two sources for the drug product manufacture of TELCYTA.

We currently depend upon two sources of supply for clinical quantities of the active ingredient in TELINTRA. We depend upon a single source of supply for key excipients used in the manufacture of

TELINTRA, Lipoid GmbH. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available. We currently depend upon two sources for the drug product manufacture of TELINTRA.

If manufacturing is not performed in a timely manner, if our suppliers fail to perform or if our relationships with our suppliers or manufacturers should terminate, our clinical trials and commercialization of TELCYTA and TELINTRA could be delayed. We may not be able to enter into or maintain any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop may adversely affect our future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize any products that we may develop.

We currently have no sales, marketing or distribution capabilities. In order to commercialize any products that we may develop, we must internally develop sales, marketing and distribution capabilities or establish collaborations or other arrangements with third parties to perform these services. We intend to market some products that we may develop directly in North America and rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market other products that we may develop and address other markets. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, any product revenues are likely to be lower than if we directly marketed and sold any products that we may develop, and any revenues we receive will depend upon the efforts of third parties, whose efforts may not be successful.

Budget constraints may force us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing all product candidates as quickly as possible.

Because we have limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development budget. As a result, we may have to prioritize development candidates and may not be able to fully realize the value of some of our product candidates in a timely manner, as they will be delayed in reaching the market, if at all.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate collaborators.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently have insurance applying to various types of biological and pollution exposures for a total amount of $350,000 in coverage. However, in the event of contamination or injury, we could be held liable for damages that result from our use of hazardous materials, and any liability could significantly exceed our coverage and resources.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;
- prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
- limiting the ability of stockholders to call special meetings of the stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

We adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

In November 2001, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 20% or more of our outstanding common stock or 10 business days after commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock (an "Acquiring Person"), the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 20% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. In May 2006, we amended the stockholder rights plan to exclude Eastbourne Capital Management, L.L.C. and certain related persons and entities, collectively Eastbourne, from the definition of Acquiring Person so long as neither Eastbourne nor its affiliates or associates, either individually or in the aggregate, becomes the beneficial owner of 25% or more of the common stock then outstanding. On December 11, 2006, the plan was further amended to increase this threshold to 30% with respect to Eastbourne. Because the potential acquiror's rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. As of December 31, 2006, 52,381,319 shares of our common stock were outstanding, of which 52,043,662 shares were freely tradable and 337,657 shares were transferable in accordance with certain volume, notice and manner of sale restrictions under Rule 144 of the Securities Act of 1933.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Some of our estimates are included in this Annual Report on Form 10-K. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we estimated that they would be, investors could be disappointed, and our stock price may decrease.

Our stock price may be volatile, you may not be able to resell your shares at or above your purchase price, and we may be subject to securities class action lawsuits.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. For example, our announcement that the preliminary top-line results of our first three Phase 3 trials did not meet primary end-points caused our stock price to drop by 71% in one day. During the twelve months ended December 31, 2006, our common stock traded between $4.32 and $22.70. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. Because of the drop in our stock price, we may be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

- developments regarding, or the results of, our clinical trials;
- announcements of technological innovations or new commercial products by our competitors or us;
- developments concerning proprietary rights, including patents;
- developments concerning our collaborations; publicity regarding actual or potential medical results relating to products under development by our competitors or us;
- regulatory developments in the United States and foreign countries;

- litigation;
- economic and other external factors or other disaster or crisis; or
- period-to-period fluctuations in our financial results.

We are required to recognize expense for stock based compensation related to employee stock options and employee stock purchases and there is no assurance that the expense we are required to recognize measures accurately the value of our share-based payment awards, and the recognition of this expense could cause the trading price of our common stock to decline.

On January 1, 2006, we adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all stock-based compensation based on estimated fair values. As a result, our operating results will contain a charge for stock-based compensation related to employee stock options and employee stock purchases. The application of SFAS 123(R) requires the use of an option-pricing model to determine the fair value of share-based payment awards. This determination of fair value is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Our adoption of SFAS 123(R) has had a material impact on our financial statements and results of operations and we expect that this will continue to be the case for future periods. We cannot predict the effect that this adverse impact on our reported operating results will have on the trading price of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our facility consists of approximately 92,000 square feet of research and office space located at 3165 Porter Drive in Palo Alto, California. The term of this lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014 with an option to extend the lease term for a period of five years.

Item 3. Legal Proceedings.

We are not currently involved in any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our stockholders during the fiscal quarter ended December 31, 2006.

PART II

Item 5. Market for Registrant's Common Equity, and Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Our Common Stock

Our common stock trades on the Nasdaq Stock Market under the symbol "TELK". The following table sets forth the high and low sales prices (based on the daily closing prices) for our common stock for each quarterly period within the two most recent fiscal years, as reported on the Nasdaq Global Market.

	High	Low
2006		
Quarter ended March 31, 2006	$22.38	$16.65
Quarter ended June 30, 2006	$19.07	$14.64
Quarter ended September 30, 2006	$17.88	$15.37
Quarter ended December 31, 2006	$20.20	$ 4.39
2005		
Quarter ended March 31, 2005	$19.76	$14.65
Quarter ended June 30, 2005	$17.25	$13.40
Quarter ended September 30, 2005	$17.48	$14.73
Quarter ended December 31, 2005	$18.28	$14.60

As of February 23, 2007, there were 119 stockholders of record. We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our board of directors.

Performance Graph

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 2001 for: (i) the Company's Common Stock; (ii) the Nasdaq U.S. Index; and (iii) the Nasdaq Pharmaceutical Stocks Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the last stock trading day of each year:



180
160
140
120
100
80
60
40
20
0
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Nasdaq US Index
Nasdaq Pharmaceutical Stocks Index
Telik, Inc.

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 30, 2005	December 29, 2006
Telik, Inc.	$100	$86	$170	$142	$126	$ 33
Nasdaq U.S. Index	100	69	103	112	115	126
Nasdaq Pharmaceutical Stocks Index	100	65	95	101	111	109

Source: Nasdaq.com. The information under "Performance Graph" is not deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended and is not to be incorporated by reference in any filing of Telik under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this 10-K and irrespective of any general incorporation language in those filings.

Item 6. Selected Financial Data.

The following selected historical information has been derived from the audited financial statements of Telik. The financial information as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are derived from audited financial statements included elsewhere in this Annual Report on Form 10-K. The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Revenues:					
Contract revenue from collaborations	$ —	$ 19	$ 163	$ 436	$ 1,245
Other revenues	—	—	—	—	42
Total revenues	—	19	163	436	1,287
Operating costs and expenses:					
Research and development	71,522	71,345	61,868	42,311	30,549
General and administrative	16,288	11,278	10,613	9,915	6,665
Total operating costs and expenses	87,810	82,623	72,481	52,226	37,214
Loss from operations	(87,810)	(82,604)	(72,318)	(51,790)	(35,927)
Interest income, net	8,186	7,062	2,501	1,148	1,145
Net loss	$ (79,624)	$ (75,542)	$ (69,817)	$ (50,642)	$ (34,782)
Basic and diluted net loss per share	$ (1.52)	$ (1.47)	$ (1.60)	$ (1.38)	$ (1.17)
Shares used to calculate basic and diluted net loss per share	52,271	51,249	43,701	36,812	29,786

	As of December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, investments and restricted Investments	$ 141,665	$ 205,643	$ 138,647	$ 201,088	$ 104,282
Working capital	120,845	187,276	121,356	189,266	93,923
Total assets	149,214	213,346	146,133	208,307	108,973
Current portion of capital lease obligations and loans	440	901	1,339	907	124
Non-current portion of capital lease obligations, loans and long-term liabilities	—	145	1,029	1,493	303
Deferred stock compensation, net	—	—	—	(93)	(607)
Accumulated deficit	(392,914)	(313,290)	(237,748)	(167,931)	(117,289)
Total stockholders' equity	132,622	194,525	126,344	194,302	99,205

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Telik is engaged in the discovery, development and commercialization of small molecule drugs. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. As of December 31, 2006, we had an accumulated deficit of $392.9 million.

Our expenses have consisted primarily of those incurred for research and development and general and administrative costs associated with our operations. The process of carrying out the development of our product candidates to later stages of development and our research programs may require significant additional research and development expenditures, including for preclinical testing and clinical trials, as well as for manufacturing development efforts and obtaining regulatory approval. We outsource our clinical trials and our manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead. To date, we have funded our operations primarily through the sale of equity securities, including non-equity payments from collaborative partners.

We are subject to risks common to biopharmaceutical companies, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, the need for future capital, potential competition, use of hazardous materials and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

We expect that our quarterly and annual results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent of our research and development efforts and the outcome of our clinical trial activities. The successful development of our products is uncertain. As such, an accurate prediction of future operating results is difficult or impossible.

Clinical Status

TELCYTA, our lead product candidate, is a small molecule tumor-activated cancer product candidate that we are evaluating initially to treat cancers that are resistant to standard chemotherapy drugs. On December 26, 2006 we announced preliminary results from our first three randomized TELCYTA Phase 3 registration trials, known as the ASSIST trials. The following summarizes the preliminary results of those trials:

ASSIST-1 is a 440 patient multinational, randomized Phase 3 trial designed to evaluate TELCYTA as compared to the active control agents liposomal doxorubicin or topotecan in the third-line therapy of platinum resistant ovarian cancer. The ASSIST-1 trial did not achieve the primary endpoint of demonstrating a statistically significant improvement in overall survival for TELCYTA as compared to the active controls. While the preliminary analysis revealed a number of internal inconsistencies that need to be further investigated, resolution of these inconsistencies may not change the preliminary results.

ASSIST-2 is a 520 patient multinational, randomized Phase 3 trial designed to evaluate TELCYTA as compared to gefitinib in the third-line therapy of advanced non-small cell lung cancer. The ASSIST-2 trial did not achieve the primary endpoint of demonstrating a statistically significant improvement in overall survival for TELCYTA as compared to the active control.

ASSIST-3 is a 244 patient randomized Phase 3 trial conducted in the U.S. designed to demonstrate a statistically significant improvement in overall objective response rate with the combination of TELCYTA plus carboplatin compared to liposomal doxorubicin in the second-line treatment of platinum resistant ovarian cancer.

Under the trial protocol, patients were to have received treatment until tumor progression or unacceptable toxicity. However, a major discordance was observed between the clinical review of the tumor scans and the independent radiology review. Approximately 25% of the patients were discontinued prematurely from the assigned study treatment as judged by the independent review of the scans. Therefore, we believe the trial was compromised and may not be suitable for a regulatory submission.

Objective tumor responses were observed on the investigational arms containing TELCYTA in all three trials based on the prospective central blinded independent radiology review. Preliminary analysis of the safety data from the ASSIST-1 and ASSIST-2 trials, in which TELCYTA was administered as monotherapy, indicates that TELCYTA was generally well-tolerated. TELCYTA treatment was associated with mild to moderate nausea, vomiting and fatigue. Preliminary analysis of the safety data from the ASSIST-3 trial, combining TELCYTA plus carboplatin, demonstrated toxicities expected of each drug alone and no unexpected or cumulative toxicities were reported. Further analyses of each of these trials is underway.

We also have a 244 patient, multinational randomized Phase 3 clinical trial, ASSIST-5, initiated in May 2006, evaluating TELCYTA in combination with liposomal doxorubicin versus liposomal doxorubicin as second line therapy in platinum refractory or resistant ovarian cancer. Enrollment is ongoing in this trial.

In addition, we have conducted two Phase 2 clinical trials of TELCYTA for the treatment of Stage IIIb or IV non-small cell lung cancer for patients who have not previously received chemotherapy. One clinical trial is in combination with cisplatin, and the other clinical trial is in combination with carboplatin and paclitaxel. Platinum and taxane-based drug combinations are the current standard for the front-line chemotherapy of lung and ovarian cancer.

TELINTRA, our second product candidate, is a small molecule bone marrow stimulant we are developing for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. Myelodysplastic syndrome, or MDS, is a disease characterized by defects in the blood-producing cells of the bone marrow, in which low blood cell levels occur. A Phase 2 clinical trial in patients with MDS was completed and we announced positive clinical data in December 2005 demonstrating clinically significant improvement in all blood cell lineages and across all major MDS subtypes. TELINTRA was well-tolerated in this predominantly elderly patient population. In February 2006 we initiated a Phase 1-2a trial in MDS using a tablet formulation of TELINTRA. We also announced positive pre-clinical results for TELINTRA at the American Society of Hematology annual meeting in December 2006.

TLK58747 a novel metabolically activated cytotoxic small molecule with activity not restricted to GST positive cancers, was identified as a new product candidate in 2006. TLK58747 causes apoptosis and G2/M cell cycle arrest in a broad array of human cancer cell lines. It has shown significant anti-tumor activity in human breast, pancreatic and colon tumors in vivo when administered either orally or by injection. We are conducting the required preclinical safety studies to support the potential filing of an IND, application with the FDA.

We discovered all of our product candidates using our proprietary technology, Target-Related Affinity Profiling, or TRAP, which enables the rapid and efficient discovery of small molecule product candidates. We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our products, particularly outside North America, or in disease areas requiring larger and longer clinical trials than cancer.

Restructuring Program

In February 2007, we implemented a restructuring plan that focused our priorities on the ASSIST-5 trial and the Phase 1-2a trial of the TELINTRA tablet formulation and selected research and development programs. To match these priorities, we reduced our workforce by 38 positions and along with other cost cutting measures we expect a decrease of approximately $16 million in operating expenses for the year 2007 as compared with the year ended December 31, 2006. As a result of the restructuring plan, we expect to record a one-time restructuring charge of approximately $1.6 million for severance costs and other charges in the quarter ending March 31, 2007. The majority of the severance payments will be paid in cash in the same period and we expect to complete the restructuring plan by the end of the first quarter of fiscal year 2007. We will continue to investigate alternative opportunities for the advancement of our product development programs, including collaborations with pharmaceutical and larger biotechnology companies.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing at the end of this Annual Report, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Stock-based compensation expense

We grant stock options to our employees, outside directors and consultants and provide employees the right to purchase our stock pursuant to stockholder approved stock option and employee stock purchase plans. The benefits provided under these plans are share-based payment awards subject to the provisions of revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment" ("SFAS 123 (R)"). Effective January 1, 2006, we adopted SFAS 123(R) and use the fair value method to account for share-based payment awards following the modified prospective method of adoption which provides for certain changes to the method for valuing stock-based compensation. The valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective method of adoption, prior periods are not revised for comparative purposes. Total compensation cost for our share-based payment awards recognized in 2006 was $14.6 million. Because we adopted SFAS 123(R) on January 1, 2006, there was no stock-based compensation expense related to employee stock options and employee stock purchases recognized in 2005 and 2004. As of December 31, 2006, $16.0 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.62 years.

We were required to make significant estimates related to the adoption of SFAS 123(R). Our expected stock-price volatility assumption is based on historical volatilities of the underlying stock which is obtained from public data sources. For stock option grants issued during the year ended December 31, 2006, we used a weighted-average expected stock-price volatility of 65.3%. The expected term of options granted is based on the simplified method in accordance with the SEC's Staff Accounting Bulletin No. 107 ("SAB 107") as our historical share option exercise experience does not provide a reasonable basis for estimation. As such, we used a weighted-average expected option life assumption of 6.08 years.

If factors change and we develop different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

Research and development expenses

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third-party contract research organizations and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiation and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

Results of operations

Revenues

	Years Ended December 31,			Annual Percent Change	
	2006	2005	2004	2006/2005	2005/2004
	(in thousands, except percentages)				
Contract revenue from collaborations	$—	$19	$163	(100)%	(88)%

We have no collaborative research agreements in 2006 while revenues in 2005 and 2004 resulted from our collaborative agreement with Roche. As a result of the completion of our Roche compound identification revenue amortization in March 2005, we reported an 88% decrease or $144,000 reduction in revenue in 2005 compared to 2004.

We currently do not expect to record any revenue in the next twelve months. Future revenues will depend upon the extent to which we enter into new collaborative research agreements and the amounts of payments relating to such agreements.

Research and development expenses

Research and development expenses for the years ended December 31, 2006, 2005 and 2004 were $71.5 million, $71.3 million and $61.9 million. Our research and development activities consist primarily of drug development, clinical supply manufacturing, clinical activities, discovery research, screening and identification of product candidates and preclinical studies. We group these activities into two major categories: "research and preclinical" and "clinical development."

The costs associated with research and preclinical and clinical development activities approximate the following:

	Years Ended December 31,			Annual Percent Change	
	2006	2005	2004	2006/2005	2005/2004
	(in thousands, except percentages)				
Research and preclinical	$21,206	$17,502	$16,315	21%	7%
Clinical development	50,316	53,843	45,553	(7)%	18%
Total research and development	$71,522	$71,345	$61,868	0%	15%

Research and development expenses for the year ended December 31, 2006 increased by $177,000 compared to the same period in 2005 primarily due to the following:

- Clinical trial expenses
  - — approximately $4.1 million associated with our ASSIST-3 clinical trial and initial start-up costs related to our ASSIST-5 clinical trial;
  - — offset by decreased costs associated with our Phase 3 clinical trials in ovarian cancer and non-small cell lung cancer of approximately $11.8 million following the completion of patient enrollment in our ASSIST-1 and ASSIST-2 clinical trials; and
  - — corresponding decreased costs in our clinical drug supply manufacturing cost of approximately $2.4 million.
- Other expenses
  - — approximately $1.2 million associated with headcount growth and increased expenses to support clinical activities; and
  - — stock-based compensation expense of approximately $9.2 million

The increase of 15%, or $9.5 million, in research and development expenses for the year ended December 31, 2005 compared to the same period in 2004 was principally due to the increased costs for the following:

- Clinical trial expenses
  - — costs associated with our Phase 3 clinical trials of approximately $2.8 million due to the initiation of our ASSIST-3 clinical trial partially offset by a decrease in costs associated with our ASSIST-1 clinical trial due to the completion of patient enrollment at the end of 2004.
- Other expenses
  - — approximately $6.1 million associated with headcount growth and increased expenses to support clinical activities.

We expect total research and development expenditures to decrease in the next twelve months as we focus on the TELCYTA ASSIST-5 clinical trial and the Phase 1-2a clinical trial of the TELINTRA tablet formulation resulting in decreased manufacturing and clinical development costs. The timing and the amount of these expenditures will depend upon the results of the on-going analyses of the completed TELCYTA Phase 3 trials which may result in potential changes to the ASSIST-5 trial, and the progress of the TELINTRA tablet formulation Phase 1-2a clinical trial.

The following table summarizes our principal product development initiatives, including the related stages of development for each product in development and the research and development expenses recognized in connection with each product. The information in the column labeled "Estimated or Actual Completion of

Enrollment" is our current estimate of the timing of completion of enrollment. The actual timing of completion of enrollment could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the risk factors "All of our product candidates are in research and development. If clinical trials of TELCYTA and TELINTRA are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer," "If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates," "As our product programs advance, we may need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel," and "If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue" sections of "Risk Factors" below.

Product	Description	Phase of Development	Estimated or Actual Completion of Enrollment	Related R&D Expenses Years ended December 31, 2006	2005	2004
				(in thousands)		
TELCYTA				$48,922	$51,432	$44,109
	Ovarian ASSIST-1	Phase 3	2005			
	Non-small cell lung ASSIST-2	Phase 3	2005			
	Ovarian, 2nd line ASSIST-3	Phase 3	2006			
	Ovarian, 2nd line ASSIST-5	Phase 3	2008			
	Combination (with other drugs)	Phase 2	2005			
	Ovarian	Phase 2	2004			
	Lung	Phase 2	2004			
	Breast	Phase 2	2004			
TELINTRA				4,828	4,196	3,654
	MDS – Oral formulation	Phase 1-2	2005			
	MDS – Tablets	Phase 1-2a	2007			
Other (1)				17,772	15,717	14,105
	Total research and development expenses			$71,522	$71,345	$61,868

(1) "Other" constitutes research and development activities performed by our Chemistry, Biology, preclinical and Quality Assurance departments as these costs cannot be allocated to any individual project.

The largest component of our total operating expenses is our on-going investments in our research and development activities and, in particular, the clinical development of our product candidate pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- filing with the FDA of an IND, to conduct initial human clinical trials for drug candidates;
- the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product; and
- filing by company and acceptance and approval by the FDA of a New Drug Application, or NDA, for a product candidate to allow commercial distribution of the drug.

In view of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these and other factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

General and administrative expenses

	Years Ended December 31,			Annual Percent Change	
	2006	2005	2004	2006/2005	2005/2004
	(in thousands, except percentages)				
General and administrative	$16,288	$11,278	$10,613	44%	6%

The increase of 44%, or $5.0 million in 2006 compared to the same period in 2005 was primarily due to stock-based compensation expense of $5.3 million.

The increase of 6%, or $665,000, in general and administrative expenses in 2005 compared to 2004 was primarily due to increased expenses necessary to manage the growth of our operations including insurance and legal fees.

We expect future general and administrative expenses to increase by approximately 10 percent to account for management bonuses, higher stock-based compensation expense and legal fees associated with potential corporate partnerships. There were no bonuses paid to management in 2006.

Interest income and interest expense

	Years Ended December 31,			Annual Percent Change	
	2006	2005	2004	2006/2005	2005/2004
	(in thousands, except percentages)				
Interest Income	$8,243	$7,193	$2,702	15%	166%
Interest Expense	$ 57	$ 131	$ 201	(56)%	(35)%

Interest income of $8.2 million, $7.2 million and $2.7 million for the years ended December 31, 2006, 2005 and 2004 resulted primarily from earnings on investments. The increase in 2006 was due to higher average interest rates in 2006. The increase in 2005 was due to higher average interest rates in 2005 and higher principal balances of our investments as a result of $142.2 million in net proceeds obtained from our follow-on public offering of common stock in February 2005.

Interest expense was $57,000, $131,000 and $201,000 for the years ended December 31, 2006, 2005 and 2004. The decreases in interest expense in 2006 and 2005 were due to decreasing outstanding principal balance as a result of payments on our lease and loan obligations and no new borrowings. We expect interest expenditures to continue to decrease in the future as we pay down our lease and loan obligations.

Liquidity and capital resources

	2006	2005	2004
	(In millions, except ratios)		
December 31:			
Cash, cash equivalents, investments and restricted cash	$141.7	$ 205.6	$138.6
Working capital	$120.8	$ 187.3	$121.4
Current ratio	8.3 : 1	11.0 : 1	7.9 : 1
Year ended December 31:			
Cash provided by (used in):			
Operating activities	$(65.2)	$ (74.1)	$(62.7)
Investing activities	$ 13.1	$ 3.3	$ 40.3
Financing activities	$ 2.0	$ 142.5	$ 1.8
Capital expenditures (included in investing activities above)	$ (1.0)	$ (1.3)	$ (1.3)

Sources and Uses of Cash. Due to the significant research and development expenditures and the lack of any approved products to generate revenue, we have not been profitable and have generated operating losses since we incorporated in 1988. As such, we have funded our research and development operations through sales of equity, collaborative arrangements with corporate partners, interest earned on investments and equipment lease financings. At December 31, 2006, we had available cash, cash equivalents, investments and restricted investments of $141.7 million. Our cash and investment balances are held in a variety of interest- bearing instruments including obligations of U.S. government agencies, high-grade corporate and municipal bonds, commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

Cash Flows from Operating Activities. Cash used in operations for 2006 was $65.2 million compared with $74.1 million in 2005 and $62.7 million in 2004. Net loss of $79.6 million in 2006 included non-cash charges of $14.6 million for stock-based compensation and $1.6 million for depreciation and amortization. Cash used in operations was further impacted by a decrease of $1.2 million in accrued clinical trials expenses, primarily due to our Phase 3 clinical trials and a $2.6 million decrease in accrued compensation expense primarily due to bonus payouts. Cash outflows were offset by an increase of $1.2 million in accrued liabilities related mainly to manufacturing expenses and $1.1 million in accounts payable. Cash used in operations in 2005 resulted from a net loss of $75.5 million which included non-cash charges of $1.6 million for depreciation and amortization. Cash used in operations in 2005 was further impacted by an approximately $3.4 million decrease in accounts payable primarily due to payment of clinical development activities and $2 million repayments to our landlord for leasehold improvements which were financed by them. Cash outflows in 2005 were offset by increases of $3.3 million in accrued clinical trial expenses related primarily to our Phase 3 clinical trials. Cash used in operations in 2004 resulted from a net loss of $69.8 million which included non-cash charges of $1.4 million for depreciation and amortization, $93,000 for the amortization of deferred stock compensation and $197,000 related to non-cash stock based compensation to non employees. Cash used in operations in 2004 was offset by $2.1 million in accounts payable and $3.7 million in accrued liabilities primarily due to expenses related to our Phase 3 clinical trials in ovarian and non-small cell lung cancers.

Cash Flows from Investing Activities. Cash provided by investing activities for 2006 was $13.1 million compared to $3.3 million in 2005 and $40.3 million in 2004. Cash provided in 2006 was primarily from $50.4 million in sales and maturities of investments offset by $36.3 million in purchases of available-for-sale investments. Capital expenditures in 2006 were $996,000 primarily for laboratory equipment, computer equipment and software purchases. Cash was provided in 2005 by $147.2 million from sales and maturities of investments, partially offset by $142.5 million in purchases of investment securities. Capital expenditures for 2005 were $1.3 million primarily related to the implementation of an Enterprise Resource Planning system and purchase of computer and laboratory equipment. Cash was provided in 2004 by $175.9 million from sales and maturities of investments offset by $134.4 million in purchases of investment securities. Capital expenditures for 2004 were $1.3 million primarily for laboratory and computer equipment purchases.

Cash Flows from Financing Activities. Cash provided by financing activities for 2006 was approximately $2.0 million compared with $142.5 million in 2005 and $1.8 million in 2004. Financing activities for 2006 were comprised primarily of $2.9 million in proceeds from stock option exercises and our employee stock purchase plan, partially offset by $927,000 in payments under capital leases and equipment loans. Financing activities for 2005 included approximately $142.2 million in net proceeds from our follow-on public offering of common stock completed in February and $1.6 million from stock option exercises and stock issuances under our employee stock plans offset by $1.3 million in pay down of capital leases and equipment loans. Cash provided in 2004 from financing activities of $1.8 million was primarily from our stock option exercises and stock purchase plan.

Working Capital. Working capital decreased to $120.8 million at December 31, 2006 from $187.3 million at December 31, 2005. The decrease in working capital was primarily due to our use of cash in operations due to the expansion of our TELCYTA development program, reclassification to non-current assets of certain long-term investments and costs associated with headcount growth.

In February 2005, we completed a follow-on public offering of 8,050,000 shares of common stock, including shares issued in connection with the underwriters' exercise of their over-allotment option, at a price of $18.75 per share, raising net proceeds of approximately $142.2 million after deducting underwriters' discounts and commissions and related offering expenses.

Due to the re-focus of our research and development strategy to mainly on the ASSIST-5 clinical trial and the Phase 1-2a clinical trial of TELINTRA tablets, we believe our existing cash resources will be sufficient to satisfy our current operating plan until the end of 2008. We expect our on-going clinical development activities and in particular our Phase 3 ASSIST-5 clinical trial to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. Debt financing may subject us to restrictive covenants that may adversely affect our operations. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our future capital uses and requirements depend on numerous factors, including the following:

- the progress and success of preclinical studies and clinical trials of our product candidates;
- the progress and number of research programs in development;
- the costs associated with conducting Phase 3 clinical trials;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish, and the scope of, any new collaborations;
- our ability to meet the milestones identified in our collaborative agreements that trigger payments;
- the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights;
- competing technological and market developments; and
- the timing and scope of commercialization expenses for our product candidates as they approach regulatory approval.

We currently have no commitments for any additional financings. If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development of our products, or we could be required to delay, scale back or eliminate some or all of our research and development programs.

Our future contractual obligations at December 31, 2006 are as follows:

	Total	2007	2008-2009	2010-2011	After 2011
			(In thousands)		
Capital lease obligations	$ 307	$ 307	$ —	$ —	$ —
Equipment loans	202	202	—	—	—
Operating leases	27,007	3,417	7,084	7,504	9,002
Total contractual cash obligations	$27,516	$3,926	$7,084	$7,504	$9,002

We have a contractual obligation under the terms of our manufacturing supply agreement with Organichem Corporation, wherein we are obligated to purchase a significant percentage of our United States requirements for the active ingredient in TELCYTA for a number of years. In addition, we are obligated to forecast our purchases, if any, of the active ingredient several quarters in advance and purchase the forecasted amount. On the basis of our current forecasts, we have no financial obligation to Organichem. Pricing of purchases under this agreement is subject to renegotiation after a defined time period.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertain Tax Provisions, an Interpretation of SFAS Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions as described in SFAS No. 109, "Accounting for Income Taxes," and requires a company to recognize, in its financial statements, the impact of a tax position only if that position is "more likely than not" of being sustained on an audit basis solely on the technical merit of the position. In addition, FIN 48 requires qualitative and quantitative disclosures including a discussion of reasonably possible changes that might occur in the recognized tax benefits over the next twelve months as well as a roll-forward of all unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our market risk exposure involves forward-looking statements. We are exposed to market risk related mainly to changes in interest rates and we believe our exposure to market risk is immaterial. We do not use or hold derivative financial instruments.

Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio. To minimize the exposure due to adverse shifts in interest rates we maintain investments of shorter maturities. Our marketable securities portfolio is primarily invested in corporate debt securities and commercial papers with an average maturity of under one year and a minimum investment grade rating of A or A-1 or better to minimize credit risk. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold prior to maturity. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. We have operated primarily in the United States and all funding activities with our collaborators to date have been made in U.S. dollars. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio:

	2007	2008	2009 and Beyond	Total	Fair Value at December 31, 2006
	(In thousands, except percentages)				
Available-for-sale securities	$109,182	$5,498	$14,500	$129,180	$129,126
Average interest rate	5.19%	5.08%	5.45%	5.21%	

Item 8. Financial Statements and Supplementary Data.

All information required by this item is included on pages 52 to 70 in Item 15 of Part IV of this Annual Report on Form 10-K and is incorporated into this item by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2006, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on these criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our procedures or our internal controls will prevent or detect all error and all fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telik, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Telik, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telik, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Telik, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Telik, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Telik, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Telik, Inc. and our report dated February 23, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
February 23; 2007

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding directors and executive officers is incorporated by reference to the information set forth under the caption "Directors and Executive Officers" in our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be filed with the Commission by April 20, 2007.

We have adopted the Telik, Inc. Code of Conduct, a code of ethics with which every person who works for us is expected to comply, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Telik, Inc. Code of Conduct is filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2003 as filed on March 4, 2004, with the U.S. Securities and Exchange Commission, or SEC, and is incorporated herein by reference. If we make any substantive amendments to the Telik, Inc. Code of Conduct or grant to any of our directors or executive officers any waiver including any implicit waiver, from a provision of the Telik, Inc. Code of Conduct, we will disclose the nature of the waiver or amendment in a Current Report on Form 8-K.

Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 20, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 20, 2007.

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2006.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A) (1))
Equity compensation plans approved by security holders	9,154,624	$14.32	3,067,806(2)
Equity compensation plans not approved by security holders	—	N/A	—
Total	9,154,624	$14.32	3,067,806(2)

(1) Each year on January 1, since January 1, 2001, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of common stock outstanding on that date or such lesser amount as may be determined by our board of directors. In addition, the 2000 Employee Stock Purchase Plan provides for the automatic increase on that date in the number of shares equal to the lesser of 150,000 shares or 1% of the outstanding shares on that date or such lesser amount as may be determined by the Board.

(2) Includes 669,735 shares issuable under the 2000 Employee Stock Purchase Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Certain Transactions" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 20, 2007.

Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Proposal 2—Ratification of Selection of Independent Auditors" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 20, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. *Financial Statements.* Our financial statements and the Report of Independent Registered Public Accounting Firm, are included in Part IV of this Report on the pages indicated:

2. *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

3. *Exhibits:*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation. (2)
3.2	Amended and Restated Bylaws. (1)
4.1	Specimen Common Stock Certificate. (1)
4.2	Amended and Restated Registration Rights Agreement, dated March 31,2000, between Telik and holders of Telik's Series B, Series E, Series F, Series G, Series H, Series I, Series J and Series K preferred stock. (1)
4.3	Rights Agreement dated November 2, 2001, by and between Telik and Wells Fargo Bank Minnesota, N.A., replaced by EquiServe Trust Company, N.A. as Rights Agent. (6)
4.4	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock. (6)
4.5	Agreement, by and among Telik, Eastbourne Capital Management, L.L.C., Black Bear Offshore Master Fund, L.P., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., and Richard J. Barry, dated May 18, 2006. (10)
4.6	Amendment to Rights Agreement between Telik and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., dated May 18, 2006. (12)
4.7	Second Amendment to Rights Agreement between Telik and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., dated December 11, 2006. (11)
4.8	Amended and Restated Standstill Agreement between Telik and Eastbourne Capital Management, L.L.C. and certain related persons and entities, dated December 11, 2006. (11)
10.1	Form of Indemnity Agreement. (1) (3)
10.2	2000 Equity Incentive Plan and related documents. (3) (4)
10.3	2000 Employee Stock Purchase Plan and Offering. (3) (4)
10.4	2000 Non-Employee Directors' Stock Option Plan and Agreement. (3) (13)
10.5	1996 Stock Option Plan and forms of grant thereunder. (3) (4)
10.6	1988 Stock Option Plan and forms of grant thereunder. (3) (4)

Exhibit Number	Description
10.7	Form of Non-Plan Stock Option Agreement. (3) (4)
10.8	Telik, Inc. Executive Officer Bonus Plan. (3)
10.9*	Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended. (1)
10.10*	License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated September 24, 1997, as amended. (1)
10.11*	Third Amendment to Collaborative Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.12*	Second Amendment to License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.13*	License Agreement between Telik and the University of Arizona, dated January 8, 2001. (5)
10.14	Consulting Agreement for Individual Consultants between Gail L. Brown, M.D. and Telik, dated October 20, 1998, as amended. (1)
10.15	Employment Agreement between Cynthia M. Butitta and Telik, dated February 1, 2001. (3) (5)
10.16	Employment Agreement between Michael M. Wick, M.D., Ph.D. and Telik, dated December 10, 1997, as amended. (1) (3)
10.17	Lease between Telik and The Board of Trustees of the Leland Stanford Junior University, dated July 25, 2002. (7)
10.18	Master Lease Agreement between Telik and General Electric Capital Corporation, dated August 23, 2002, as amended. (7)
10.19	Master Security Agreement between Telik and General Electric Capital Corporation, dated August 23, 2002, as amended. (7)
10.20†	Manufacturing Supply Agreement dated July 1, 2004, by and between Telik and Organichem Corporation. (8)
10.21	Telik, Inc. Change of Control Severance Benefit Plan, dated February 21, 2003. (3) (14)
14.1	Telik, Inc. Code of Conduct. (9)
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereto).
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

* Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

† Confidential treatment is pending for portions of this document. The information requested to be omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to exhibits to our Registration Statement on Form S-1, filed on April 3, 2000, as amended (File No. 333-33868).

(2) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on March 27, 2002.

(3) Management contract or compensatory arrangement.

(4) Incorporated by reference to exhibits to our Registration Statement on Form S-8, as filed on August 30, 2000 (File No. 333-44826).

(5) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2000 initially filed on March 28, 2001 as amended on Form 10-K/A, as filed on September 20, 2001.

(6) Incorporated by reference to exhibits to our Current Report on Form 8-K dated November 2, 2001, as filed on November 5, 2002.

(7) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, as filed on November 13, 2002.

(8) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as filed on November 8, 2004.

(9) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003, as filed on March 4, 2004.

(10) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 3, 2006.

(11) Incorporated by reference to exhibits to our Current Report on Form 8-K dated December 11, 2006, as filed on December 12, 2006.

(12) Incorporated by reference to Exhibit A to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 3, 2006.

(13) Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated May 25, 2006, as filed on May 31, 2006.

(14) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, as filed on May 7, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIK, INC.

/s/ CYNTHIA M. BUTITTA

Cynthia M. Butitta
Chief Operating and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: February 28, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Wick, M.D., Ph.D. and Cynthia M. Butitta, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MICHAEL M. WICK **Michael M. Wick, M.D., Ph.D.**	Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2007
/s/ CYNTHIA M. BUTITTA **Cynthia M. Butitta**	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2007
/s/ EDWARD W. CANTRALL **Edward W. Cantrall, Ph.D.**	Director	February 28, 2007
/s/ MARY ANN GRAY **Mary Ann Gray, Ph.D.**	Director	February 28, 2007
/s/ ROBERT W. FRICK **Robert W. Frick**	Director	February 28, 2007
/s/ STEVEN R. GOLDRING **Steven R. Goldring, M.D.**	Director	February 28, 2007

Signature	Title	Date
/s/ Richard B. Newman **Richard B. Newman**	Director	February 28, 2007
/s/ Stefan Ryser **Stefan Ryser, Ph.D.**	Director	February 28, 2007
/s/ Herwig von Morze **Herwig von Morze, Ph.D.**	Director	February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telik, Inc.

We have audited the accompanying balance sheets of Telik, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telik, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with the U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2006, Telik, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telik Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 23, 2007

TELIK, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,	
	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 77,846	$ 127,971
Short-term investments	56,983	75,876
Other receivables	677	687
Prepaids and other current assets	1,931	1,418
Total current assets	137,437	205,952
Property and equipment, net	4,753	5,042
Long-term investments	5,489	—
Restricted investments	1,347	1,796
Other assets	188	556
Total assets	$ 149,214	$ 213,346
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,373	$ 1,269
Accrued clinical trial costs	10,275	11,509
Accrued compensation	1,400	4,049
Accrued liabilities	2,104	948
Current portion of capital leases and loans	440	901
Total current liabilities	16,592	18,676
Non-current portion of capital leases and loans	—	145
Commitments		
Stockholders' equity:		
Preferred stock, $0.01 par value: 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value: 100,000,000 shares authorized; shares issued and outstanding 52,381,319 in 2006 52,038,850 in 2005	524	520
Additional paid-in capital	525,066	507,585
Accumulated other comprehensive loss	(54)	(290)
Accumulated deficit	(392,914)	(313,290)
Total stockholders' equity	132,622	194,525
Total liabilities and stockholders' equity	$ 149,214	$ 213,346

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
Contract revenue from collaborations	$ —	$ 19	$ 163
Operating costs and expenses:			
Research and development	71,522	71,345	61,868
General and administrative	16,288	11,278	10,613
Total operating costs and expenses	87,810	82,623	72,481
Loss from operations	(87,810)	(82,604)	(72,318)
Interest income	8,243	7,193	2,702
Interest expense	(57)	(131)	(201)
Net loss	$(79,624)	$(75,542)	$(69,817)
Basic and diluted net loss per share	$ (1.52)	$ (1.47)	$ (1.60)
Shares used to calculate basic and diluted net loss per share	52,271	51,249	43,701

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount					
Balances at December 31, 2003	43,583	$436	$361,840	$(93)	$ 50	$(167,931)	$194,302
Comprehensive loss:							
Net loss	—	—	—	—	—	(69,817)	(69,817)
Change in unrealized loss on available-for-sale investments	—	—	—	—	(268)	—	(268)
Comprehensive loss							(70,085)
Common stock issued under stock option and purchase plans	250	2	1,835	—	—	—	1,837
Stock options issued to non-employees	—	—	197	—	—	—	197
Deferred stock compensation amortization	—	—	—	93	—	—	93
Balances at December 31, 2004	43,833	438	363,872	—	(218)	(237,748)	126,344
Comprehensive loss:							
Net loss	—	—	—	—	—	(75,542)	(75,542)
Change in unrealized loss on available-for-sale investments	—	—	—	—	(72)	—	(72)
Comprehensive loss							(75,614)
Issuance of common stock in follow-on public offering, net of issuance costs of $397,000	8,050	81	142,160	—	—	—	142,241
Common stock issued under stock option and purchase plans	156	1	1,553	—	—	—	1,554
Balances at December 31, 2005	52,039	520	507,585	—	(290)	(313,290)	194,525
Comprehensive loss:							
Net loss	—	—	—	—	—	(79,624)	(79,624)
Change in unrealized loss on available-for-sale investments	—	—	—	—	236	—	236
Comprehensive loss							(79,388)
Share-based compensation expense	—	—	14,567	—	—	—	14,567
Common stock issued under stock option and purchase plans	342	4	2,914	—	—	—	2,918
Balances at December 31, 2006	52,381	$524	$525,066	$—	$ (54)	$(392,914)	$132,622

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$ (79,624)	$ (75,542)	$ (69,817)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,606	1,568	1,370
Share-based compensation expense	14,567	—	—
Amortization of deferred stock compensation	—	—	93
Stock options granted to non-employees	—	—	197
Changes in assets and liabilities:			
Other receivables	10	(170)	(163)
Prepaids and other current assets	(513)	222	(223)
Accounts payable	1,104	(3,428)	2,074
Accrued liabilities	(2,359)	3,305	3,748
Deferred revenue	—	(19)	(6)
Net cash used in operating activities	(65,209)	(74,064)	(62,727)
Cash flows from investing activities:			
Purchases of investments	(36,276)	(142,484)	(134,357)
Sales of investments	18,550	85,600	141,685
Maturities of investments	31,815	61,566	34,215
Purchases of property and equipment	(996)	(1,341)	(1,251)
Net cash provided by investing activities	13,093	3,341	40,292
Cash flows from financing activities:			
Proceeds from capital loans	—	—	1,091
Principal payments under capital leases and loans	(927)	(1,322)	(1,123)
Net proceeds from issuance of common stock	2,918	143,795	1,837
Net cash provided by financing activities	1,991	142,473	1,805
Net change in cash and cash equivalents	(50,125)	71,750	(20,630)
Cash and cash equivalents at beginning of period	127,971	56,221	76,851
Cash and cash equivalents at end of period	$ 77,846	$ 127,971	$ 56,221
Supplemental information:			
Interest paid	$ 57	$ 131	$ 201

See accompanying Notes to Financial Statements.

TELIK, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Telik, Inc. ("Telik," "we" or, the "Company") was incorporated in the state of Delaware in October 1988 as Terrapin Diagnostics, Inc. and ultimately changed its name in May 1998 to Telik, Inc. We are engaged in the discovery and development of small molecule therapeutics. We operate in only one business segment.

We have incurred net losses since inception and we expect to incur substantial and increasing losses for at least the next several years as we continue our research and development activities. To date, we have funded operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. Future revenue, if any, for at least the next few years is expected to consist primarily of payments under corporate collaborations and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

We expect continuing losses over the next several years. We plan to obtain capital through public or private equity or debt financing, capital lease financing and collaborative arrangements with corporate partners. We may have to seek other sources of capital or re-evaluate our operating plans if we are unable to consummate some or all of the capital financing arrangements noted above.

Use of Estimates

In preparing our financial statements to conform with U.S. generally accepted accounting principles, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents and Short-Term Investments

We invest our excess cash in money market funds and in highly liquid debt instruments of the U.S. government, its agencies and municipalities and corporate notes. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. Debt securities with original maturities greater than approximately three months and remaining maturities less than one year are classified as short-term investments. Debt securities with remaining maturities greater than one year and which we intend to hold until maturity are classified as long-term investments.

We classify all cash equivalents and investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). Any realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

Restricted Investments

Under certain operating lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 2006, we had approximately $1.3 million of restricted investments and at December 31, 2005 we had approximately $1.8 million related to such agreements.

Fair Value of Financial Instruments

The fair value of our cash equivalents and investments is based on quoted market prices. The fair value of capital lease obligations and loans is based on current interest rates available to us for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying amount of cash equivalents, investments and capital lease and loan obligations are considered to be representative of their respective fair value at December 31, 2006 and 2005.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. We amortize furniture and equipment leased under capital leases and leasehold improvements using the straight-line method over the estimated useful lives of the respective assets or the lease term, whichever is shorter. Amortization of assets under capital leases is included in depreciation expense.

In addition, we recorded costs of computer software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain internal-use computer software costs be capitalized and amortized over the useful life of the asset.

Impairment of Long-lived Assets

We regularly evaluate our long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Revenue Recognition

Our revenues have been generated from license and contract research agreements with collaborators. We recognize cost reimbursement revenue under these collaborative agreements as the related research and development costs are incurred. We recognize milestone fees upon completion of specified milestones according to contract terms. Deferred revenue represents the portion of research payments received that has not been earned.

We also have royalty and licensing agreements with other pharmaceutical, biotechnology and genomics companies. Under these agreements, we may in the future receive fees for collaborative research efforts, royalties on future sales of products, or some combination of these items. We recognize nonrefundable signing or license fees that are not dependent on future performance under these agreements as revenue when received or over the term of the arrangement if we have continuing performance obligations.

Research and Development

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance to agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible.

Stock-based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 123R "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments. We adopted the provisions of SFAS 123(R) on January 1, 2006 which superseded our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for all share-based payment awards to employees is measured based on the grant date fair value of those awards and recognized over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

In November 2005, the FASB issued FASB Staff Position No. FAS123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FAS 123(R)-3"). We have adopted the simplified method to calculate the beginning balance of the additional paid-in-capital ("APIC") pool of the excess tax benefit, and to determine the subsequent impact on the APIC pool and our Statements of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon our adoption of SFAS 123(R).

We adopted SFAS 123(R) using the modified prospective transition method, which provides for certain changes to the method for valuing stock-based compensation. The valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding at the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the modified prospective transition method, our financial statements for prior periods presented were not restated to reflect, and do not include, any stock-based compensation expense associated with employee stock awards.

Adoption of SFAS 123(R)

Stock-based compensation expense is based on the fair value of that portion of employee stock options that are ultimately expected to vest during the period. Stock-based compensation expense recognized in our statement of operations during 2006 included compensation expense for stock-based awards granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with SFAS 123(R). For stock options granted after January 1, 2006, the fair value of each award is amortized using the straight-line single-option method. For share awards granted prior to 2006, the fair value of each award is amortized using the accelerated multiple-option valuation method prescribed by SFAS 123. Stock-based compensation expense is based on awards ultimately expected to vest, therefore, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We estimated forfeitures based on our historical experience. In our pro forma information required under SFAS 123 for the periods prior to 2006, we accounted for forfeitures as they occurred.

Total estimated stock-based compensation expense, related to all of our share-based payment awards, recognized under SFAS 123(R) was comprised of the following:

	Year Ended December 31, 2006
	(in thousands except per share amount)
Research and development	$ 9,220
General and administrative	5,347
Stock-based compensation expense before taxes	14,567
Related income tax benefits	—
Effect on net loss	$14,567
Effect on net loss per basic and diluted common share	$ (0.28)

Because we have a net operating loss carryforward as of December 31, 2006, no excess tax benefits for the tax deductions related to stock-based compensation expense were recognized in our statement of operations. Additionally, no incremental tax benefits were recognized from stock options exercised during 2006, which would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities. As of December 31, 2006, $16.0 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 2.62 years.

Pro forma information under SFAS 123

Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with APB 25 and related interpretations and provided the required pro forma disclosures of SFAS 123. Under the intrinsic value method, no stock-based compensation expense was recognized in our statements of operations for stock-based awards to employees, because the exercise price of our stock options granted to employees equaled the fair market value of the underlying stock at the date of grant. The following table summarizes the pro forma effect on our net loss and per share data if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Years Ended December 31,	
	2005	2004
	(in thousands except per share amounts)	
Net loss—as reported	$(75,542)	$(69,817)
Add: Stock-based employee compensation included in reported net loss	—	93
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards	(19,467)	(15,028)
Net loss—pro forma	$(95,009)	$(84,752)
Basic and diluted net loss per share—as reported	$ (1.47)	$ (1.60)
Basic and diluted net loss per share—pro forma	$ (1.85)	$ (1.94)

Valuation assumptions

The employee stock-based expense recognized under SFAS 123(R) and presented in the SFAS 123 pro forma disclosure was determined using the Black-Scholes model. Expected volatilities are based on historical volatility of our common stock. The expected term of options granted is based on the simplified method in accordance with SAB 107 as our historical share option exercise experience does not provide a reasonable basis for estimation. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. Assumptions used in the Black-Scholes model were as follows:

	Stock Option Plans			Stock Purchase Plan		
	2006	2005	2004	2006	2005	2004
Expected stock price volatility	65.3%	66.6%	70.4%	36.4%	67.5%	78.9%
Risk-free interest rate	4.64%	3.96%	3.29%	4.80%	3.18%	1.34%
Expected life (in years)	6.08	5.02	5.08	0.89	1.26	1.33
Expected dividend yield	—	—	—	—	—	—

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and EITF 96-18, "Accounting for Equity Investments that are issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is periodically re-measured as the underlying options vest.

Comprehensive Loss

Components of other comprehensive loss, including unrealized gains and losses on available-for-sale investments, are included as part of total comprehensive loss in our statements of stockholders' equity.

Net Loss per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year.

The following table reflects options outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive for the periods presented herein.

	December 31,		
	2006	2005	2004
Outstanding options	9,154,624	8,465,649	7,473,344

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertain Tax Provisions, an Interpretation of SFAS Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions as described in SFAS No. 109, "Accounting for Income Taxes," and requires a company to recognize, in its financial statements, the impact of a tax position only if that position is "more likely than not" of being sustained on an audit basis solely on the technical merit of the position. In addition, FIN 48 requires qualitative and quantitative disclosures including a discussion of reasonably possible changes that might occur in the recognized tax benefits over the next twelve months as well as a roll-forward of all unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

2. Cash and Cash Equivalents, Investments and Restricted Investments

The following is a summary of cash and cash equivalents, investments and restricted investments.

	December 31, 2006			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Certificate of deposits	$ 1,796	$—	$ —	$ 1,796
Corporate notes	14,778	3	—	14,781
Municipal notes and bonds	14,500	—	—	14,500
Commercial paper	67,095	8	—	67,103
Government sponsored enterprises	32,807	—	(65)	32,742
Cash and money market funds	10,743	—	—	10,743
Total	$141,719	$ 11	$ (65)	$141,665
Reported as:				
Cash and cash equivalents				$ 77,846
Short-term investments				56,983
Long-term investments				5,489
Restricted investments				1,347
Total				$141,665

	December 31, 2005			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Certificate of deposits	$ 1,796	$—	$ —	$ 1,796
Corporate notes	38,366	—	(8)	38,358
Commercial paper	113,289	28	—	113,317
Government sponsored enterprises	42,167	—	(310)	41,857
Cash and money market funds	10,315	—	—	10,315
Total	$205,933	$ 28	$(318)	$205,643
Reported as:				
Cash and cash equivalents				$127,971
Short-term investments				75,876
Restricted investments				1,796
Total				$205,643

The net realized gains on sales of available-for-sales investments were not material for any period presented. Realized gains and losses were calculated based on the specific identification method.

Investments which are in unrealized loss positions for which other-than-temporary impairments have not been recognized at December 31, 2006 and 2005, are summarized below (in thousands):

December 31, 2006	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$21,175	$(22)	$11,567	$(43)	$32,742	$(65)

December 31, 2005	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate notes	$ 3,258	$ (8)	—	—	$ 3,258	$ (8)
Government sponsored enterprises	21,991	(118)	19,866	(192)	41,857	(310)
Total	$25,249	$(126)	$19,866	$(192)	$45,115	$(318)

Unrealized losses are primarily due to increases in interest rates. Because we have the ability and intent to hold these investments until a forecasted recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired as of December 31, 2006 and 2005.

The following is a summary of the cost and estimated fair value of available-for-sale securities at December 31, 2006 and 2005, classified by stated maturity date of the security:

	2006		2005	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Mature in less than one year	$109,182	$109,137	$153,713	$153,507
Mature in one to three years	5,498	5,489	13,609	13,525
Mature in over three years	14,500	14,500	26,500	26,500
Total	$129,180	$129,126	$193,822	$193,532

3. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2006	2005
	(in thousands)	
Computer and lab equipment	$ 8,112	$ 7,079
Capitalized software	547	547
Office furniture and equipment	509	410
Leasehold improvements	3,363	3,219
	12,531	11,255
Less accumulated depreciation and amortization	(7,778)	(6,213)
Property and equipment, net	$ 4,753	$ 5,042

Property and equipment includes assets under capitalized leases at December 31, 2006 of approximately $1.3 million and at December 31, 2005 of approximately $1.0 million. Accumulated amortization related to leased assets was approximately $1.0 million and $920,000 at December 31, 2006 and 2005. We have $547,000 of computer software costs of which approximately $243,000 was amortized as of December 31, 2006.

4. Commitments

Capital Leases and Loans

At December 31, 2006, there were no draws available under our Master Lease and Master Security credit facilities which had a maximum borrowing capacity of $2.5 million. The lease and credit facilities, secured by equipment and tenant improvements and bearing interest rates between 4.3% and 11.5%, were fully utilized by the end of 2003. Pursuant to the terms of these credit facilities, we are required to maintain a balance of cash and investments of at least $20.5 million. In the event our cash and investments balance falls below $20.5 million, we are obligated to provide the lessor with a continuing irrevocable letter of credit from a financial institution acceptable to the lessor in an amount equal to 100% of the outstanding balance of all indebtedness and loans. At December 31, 2006, we were in compliance with the financial covenants.

At December 31, 2006, draws under our Loan and Security Agreement credit facility totaled approximately $1.5 million, bearing interest rates between 5.91% and 6.98%. The credit facility was fully utilized as of July 2004. Pursuant to the terms of the credit facility, we are required to maintain a balance of cash and investments with the lender of at least $5.0 million. At December 31, 2006, we were in compliance with this financial requirement.

As of December 31, 2006, future payments of principal and interest under capital leases and loans approximate $509,000.

Operating Leases

We lease our research and office facility of approximately 92,000 square feet located at 3165 Porter Drive in Palo Alto, California. The term of the lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014. We have the option to extend the lease term for an additional term of five years. Under the terms of this lease, the lessor agreed to finance up to $5.0 million in leasehold improvements to be made to the facility. Our financial commitment for the full term of the Palo Alto lease is approximately $39.1 million, which includes repayment, over a period of 10 years, of $3.0 million of the total $5.0 million in leasehold improvements financed by the lessor. Under the original terms of the agreement the remaining $2.0 million in leasehold improvements financed by the lessor would be payable, subject to certain extension provisions, in a balloon payment at the commencement of the third year of the lease. Prior to this balloon payment, interest only payments were payable monthly on the outstanding balance of the remaining $2.0 million in leasehold improvements financed by the lessor. In January 2005, we renegotiated the payment term for the remaining $2 million balloon payment. The lessor agreed to amortize the amount owed at an interest rate of 6% over twelve months with equal monthly payments of principal and interest of approximately $172,000 through December 31, 2005. All amounts owed related to the remaining $2.0 million have been paid in full as of December 31, 2005. Pursuant to the terms of the lease, we are required to maintain a security deposit, in the form of a letter of credit equal to approximately $1.3 million. This letter of credit must be secured by either a deposit account or a securities account and at December 31, 2006, the security deposit is in the form of securities that are classified in the balance sheet as restricted investments. This collateral account is managed in accordance with our investment policy, and is restricted as to withdrawal.

We also have office equipment leases of approximately $154,000 with terms ranging from 36 months to 60 months.

Future minimum rental payments under our non-cancelable operating leases as of December 31, 2006 are as follows:

	Operating Leases (in thousands)
Years ending December 31,	
2007	$ 3,417
2008	3,496
2009	3,588
2010	3,696
2011	3,808
Thereafter	9,002
Total	$27,007

Rent expense under operating leases was approximately $3.6 million in 2006 and 2005 and $3.3 million in 2004.

5. Stockholders' Equity

Stockholder Rights Plan

In October 2001, our Board of Directors approved the adoption of a Stockholder Rights Plan, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was paid on November 14, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $90.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In May 2006, we amended the stockholder rights plan to exclude Eastbourne Capital Management, L.L.C., or Eastbourne, and certain related persons and entities from the definition of Acquiring Person so long as neither Eastbourne nor its affiliates or associates, either individually or in the aggregate, becomes the beneficial owner of 25% or more of the common stock then outstanding. On December 11, 2006, the plan was further amended to increase this threshold to 30%.

In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on November 14, 2011, unless redeemed or exchanged by the Company.

2000 Equity Incentive Plan

In March 2000, we adopted the 2000 Equity Incentive Plan (the "2000 Plan") and reserved 2,000,000 shares of Telik common stock for issuance under the 2000 Plan. In addition the 2000 Plan provides for annual increases in the number of shares available for issuance under the 2000 Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 1,500,000 shares, 5% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. Options granted under the 2000 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). For ISOs and NSOs, the option price shall be at least 100% and 85%, respectively, of the closing price of our common stock on the date of the grant, or in the event there is no public market for the common stock, of the fair value on the date of the grant, as determined by the board of directors. If, at any time we grant an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of Telik, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options generally vest over a period of four years from the date of grant. Options granted under the 2000 Plan expire no later than 10 years from the date of grant.

2000 Non-Employee Directors' Stock Option Plan

In March 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved a total of 300,000 shares of common stock for issuance thereunder. In May 2006 our stockholders approved an increase in the number of shares of common stock authorized for issuance under the Directors' Plan by an additional 300,000 shares. Each non-employee director at the initial public offering date was granted a NSO to purchase 20,000 shares of common stock, and each non-employee director who subsequently becomes a director of Telik will be automatically granted a NSO to purchase 20,000 shares of common stock on the date on which such person first becomes a director. Upon the day immediately following each annual stockholder meeting each non-employee director will automatically be granted a NSO to purchase 5,000 shares of common stock or an option to purchase an amount of shares prorated for the part of the year served as non-employee director. The exercise price of options under the Directors' Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors' Plan is ten years. All grants under the Directors' Plan will vest over a period of four years from date of grant, one fourth vesting one year after the date of the grant and thereafter the balance vesting monthly. The Directors' Plan will terminate in March 2010 unless terminated earlier in accordance with the provisions of the Directors' Plan.

2000 Employee Stock Purchase Plan

In March 2000, we adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan"). We reserved a total of 250,000 shares of our common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 150,000 shares, 1% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock on the first day of the offering or 85% of the fair market value of our common stock on the purchase date. The initial offering period commenced on the effective date of the initial public offering, August 11, 2000. The weighted average per share fair value for shares purchased under our Purchase Plan during 2006, 2005 and 2004 were $6.25, $8.25 and $6.36.

1996 Stock Option Plan

The 1996 Stock Option Plan (the "1996 Plan") was adopted in April 1996. The terms are similar to the 2000 Plan. At December 31, 2006, 2005 and 2004, 1,064,046, 1,186,368 and 1,199,665 options were outstanding under the 1996 Plan. The 1996 Plan was terminated upon our initial public offering and no new options can be granted under this plan. The termination of the 1996 Plan had no effect upon outstanding options under the plan.

Stock Option Plan Activity Summary

A summary of activity under our stock option plans through December 31, 2006 is as follows:

	Shares Available for Grant	Number of Options Outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Balance, December 31, 2003	1,941,606	5,297,010	$ 8.99		
Authorized	1,500,000	—	—		
Granted	(2,550,500)	2,550,500	$21.45		
Exercised	—	(157,461)	$ 5.50		
Cancelled	216,705	(216,705)	$18.32		
Balance, December 31, 2004	1,107,811	7,473,344	$13.04		
Authorized	1,500,000	—	—		
Granted	(1,250,000)	1,250,000	$17.06		
Exercised	—	(67,144)	$ 7.46		
Cancelled	190,551	(190,551)	$19.02		
Balance, December 31, 2005	1,548,362	8,465,649	$13.55		
Authorized	1,800,000	—	—		
Granted	(1,176,000)	1,176,000	$19.16		
Exercised	—	(261,316)	$ 6.98		
Forfeited or expired	225,709	(225,709)	$19.12		
Outstanding at December 31, 2006	2,398,071	9,154,624	$14.32	6.34	$3,130
Exercisable at December 31, 2006		6,109,470	$12.02	5.30	$3,130
Exercisable at December 31, 2005		4,573,790	$ 8.89		
Exercisable at December 31, 2004		3,325,759	$ 6.94		

The weighted-average fair value of options granted during 2006, 2005 and 2004 was $12.14, $10.01 and $12.96. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 were $3.0 million, $615,000 and $2.5 million. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $22.0 million, $11.8 million and $8.4 million.

The following table summarizes information about the stock options outstanding at December 31, 2006 (in thousands, except years and per-share amounts):

	Options Outstanding				Options Exercisable		
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$ 1.60 – $ 2.00 ...	1,064	1.87	$ 1.66	$2,950	1,064	$ 1.66	$2,950
$ 3.81 – $ 7.21 ...	488	4.30	$ 5.20	178	488	$ 5.20	178
$ 8.25 – $11.00 ...	1,529	4.94	$10.14	—	1,529	$10.14	—
$11.10 – $16.02 ...	1,500	6.34	$12.84	—	1,252	$12.47	—
$16.05 – $18.86 ...	1,920	8.35	$18.03	—	643	$18.68	—
$18.87 – $23.76 ...	1,628	8.39	$20.02	—	386	$20.50	—
$24.13 – $29.04 ...	1,026	7.06	$24.19	—	747	$24.18	—
$ 1.60 – $29.04 ...	9,155	6.34	$14.32	$3,128	6,109	$12.02	$3,128

Reserved Shares

At December 31, 2006, shares of common stock reserved for future issuance is as follows:

1996 Stock option plan	1,064,046
2000 Equity incentive plan	9,937,190
2000 Non-employee directors' stock option plan	551,459
2000 Employee stock purchase plan	669,735
	12,222,430

6. Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal and state income taxes. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

	December 31,	
	2006	2005
	(in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 128,186	$ 105,464
Tax credits carryforwards	30,004	24,317
Capitalized research expenses	11,540	9,228
Other	4,739	803
Total deferred tax assets	174,469	139,812
Valuation allowance	(174,469)	(139,812)
Net deferred tax assets	$ —	$ —

The provision for income taxes differs from the expected tax expense computed by applying the statutory federal income tax rate to loss before taxes as follows:

	Years ended December 31,		
	2006	2005	2004
	(in thousands)		
Tax at Federal statutory rate	$(27,067)	$(25,679)	$(23,737)
State tax, net of federal income tax benefit	(4,563)	(4,384)	(4,073)
Research and development credit	(4,252)	(4,922)	(3,453)
Unbenefitted losses	34,657	34,802	30,958
Other individually immaterial items	1,225	183	305
Provision for taxes	$ —	$ —	$ —

Realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $34.7 million and $34.8 million during 2006 and 2005.

As of December 31, 2006, we had net operating loss carryforwards of approximately $356.7 million for federal and $118.5 million for state income tax purposes. If not utilized, these carryforwards will begin to expire beginning in 2007 for federal purposes and 2007 for state purposes. Approximately $9.6 million of the federal and $7.3 million of the state net operating loss carryforwards represents the stock option deduction arising from activity under the Company's stock option plan, the benefit of which will increase additional paid in capital when realized.

We have research credit carryforwards of approximately $20.1 million and $14.7 million for federal and state income tax purposes. If not utilized, the federal carryforwards will expire in various amounts beginning in 2007. The state credit can be carried forward indefinitely.

The Internal Revenue Code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event we have a change in ownership, utilization of the carryforwards could be restricted.

7. 401(k) Plan

We maintain a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees over the age of 21. Participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. We have made no employer contributions to the plan since its inception.

8. Subsequent Event

On February 12, 2007, we announced a restructuring plan that resulted in an immediate reduction of approximately 25% of our workforce or 38 positions. The restructuring plan follows our announcement of the preliminary results of our Phase 3 ASSIST-1, ASSIST-2 and ASSIST-3 trials for TELCYTA and is intended to reduce our operating expenses by improving our operating efficiency through the prioritization of our development portfolio and a streamlining of our infrastructure. As a result of the restructuring plan, we expect to record a one-time restructuring charge of approximately $1.6 million for severance costs and other charges in the quarter ending March 31, 2007. The majority of the severance payments will be paid in cash in the same period and we expect to complete the restructuring plan by the end of the first quarter of fiscal year 2007.

9. Quarterly Financial Information (unaudited)

Selected quarterly financial information is summarized below (in thousands except per share amounts):

Quarter ended	2006 Dec. 31	2006 Sep. 30	2006 Jun. 30	2006 Mar. 31	2005 Dec. 31	2005 Sep. 30	2005 Jun. 30	2005 Mar. 31
Total revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 19
Operating costs and expenses:								
Research and development	16,341	18,487	19,036	17,658	15,487	17,057	19,656	19,145
General and administrative	3,156	4,063	4,560	4,509	2,744	2,772	3,129	2,633
Total operating costs and expenses	19,497	22,550	23,596	22,167	18,231	19,829	22,785	21,778
Loss from operations	(19,497)	(22,550)	(23,596)	(22,167)	(18,231)	(19,829)	(22,785)	(21,759)
Interest income, net	1,922	2,077	2,096	2,091	1,992	1,901	1,834	1,335
Net loss	$(17,575)	$(20,473)	$(21,500)	$(20,076)	$(16,239)	$(17,928)	$(20,951)	$(20,424)
Net loss per share, basic and diluted (1)	$ (0.34)	$ (0.39)	$ (0.41)	$ (0.38)	$ (0.31)	$ (0.34)	$ (0.40)	$ (0.42)
Weighted average shares used in computing net loss per share, basic and diluted	52,362	52,303	52,255	52,162	52,028	51,995	51,964	48,966

(1) Net loss per share for each quarter are calculated as a discrete period; the sum of four quarters may not equal the calculated full year amount

Exhibit 31.1

CERTIFICATIONS

I, Michael M. Wick, M.D., Ph.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2007

/s/ MICHAEL M. WICK

Michael M. Wick, M.D., Ph.D.
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Cynthia M. Butitta, certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2007

/s/ CYNTHIA M. BUTITTA

Cynthia M. Butitta
Chief Operating Officer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Michael M. Wick, M.D., Ph.D., Chairman and Chief Executive Officer of Telik, Inc. (the "Company"), and Cynthia M. Butitta, Chief Operating Officer and Chief Financial Officer of the Company, each hereby certifies that, to the best of his or her knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2006, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 28th day of February, 2007.

/s/ MICHAEL M. WICK	/s/ CYNTHIA M. BUTITTA
Michael M. Wick, M.D., Ph.D. **Chairman and Chief Executive Officer**	**Cynthia M. Butitta** **Chief Operating Officer and Chief Financial Officer**

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Telik, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.



TELIK, INC.

3165 Porter Drive
Palo Alto, CA 94304

Notice of Annual Meeting of Stockholders to be Held on May 14, 2007

To the Stockholders of Telik, Inc.:

Notice is Hereby Given that the Annual Meeting of Stockholders of Telik, Inc., a Delaware corporation (the "Company"), will be held on Monday, May 14, 2007 at 11:00 a.m. local time at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304 for the following purposes:

(1) To elect three directors to hold office until the 2010 Annual Meeting of Stockholders;

(2) To ratify the selection of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company for its fiscal year ending December 31, 2007; and

(3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 23, 2007 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors

William P. Kaplan
Secretary

Palo Alto, California
April 10, 2007

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY OR VOTE BY TELEPHONE OR THE INTERNET AS INSTRUCTED IN THESE MATERIALS, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOU TO VOTE BY MAIL. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD ON RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

Electronic Delivery of Stockholder Communications

Our annual meeting materials are available electronically. As an alternative to receiving printed copies of these materials in future years, you can elect to receive an e-mail which will provide an electronic link to these documents as well as allow you the opportunity to conduct your voting online. By registering for electronic delivery, you can conveniently receive stockholder communications as soon as they are available without waiting for them to arrive via postal mail. You can also reduce the number of documents in your personal files, eliminate duplicate mailings, help us reduce our printing and mailing expenses and conserve natural resources.

How to Register for Electronic Delivery

Stockholders of Record

You are a stockholder of record if you hold your shares in certificate form. If you vote on the Internet at *www.investorvote.com*, simply follow the directions for enrolling in the electronic delivery service. You also may enroll in the electronic delivery service at any time in the future by going directly to *www.investorvote.com* and following the instructions.

Beneficial Stockholders

You are a beneficial stockholder if your shares are held by a broker, bank or other nominee. Please check with your bank, broker or relevant nominee regarding the availability of this service.

If you have any questions about electronic delivery, please contact Telik's Investor Relations Department by phone at (650) 845-7700 or by email at *investors@telik.com.*

TELIK, INC.
3165 Porter Drive
Palo Alto, CA 94304

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

May 14, 2007

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of Telik, Inc., a Delaware corporation ("Telik" or the "Company"), for use at the Annual Meeting of Stockholders to be held on Monday, May 14, 2007, at 11:00 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304. The Company intends to mail this proxy statement and accompanying proxy card on or about April 10, 2007 to all stockholders entitled to vote at the Annual Meeting.

Solicitation

The Company will bear the entire cost of the solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of the Company's common stock ("Common Stock") beneficially owned by others to forward to the beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to the beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for these services.

Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on March 23, 2007, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on March 23, 2007, the Company had outstanding and entitled to vote 52,459,209 shares of Common Stock. Each holder of record of Common Stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to the proposal from the beneficial owner (even if the nominee has voted on another proposal for which it does have discretionary authority or for which it has received instructions). Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes have no effect and will not be counted toward the vote total for any proposal. Unless a contrary direction is indicated, the grant of a proxy will be counted as affirmative votes for all proposals.

Voting Via the Internet or by Telephone

Stockholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The laws of Delaware, under which the Company is incorporated, specifically permit electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of election can determine that the proxy was authorized by the stockholder.

The telephone and Internet voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders granting a proxy to vote via the Internet should understand there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

For Shares Registered in Your Name

To vote on the Internet, stockholders of record may go to **http://www.investorvote.com** and follow the on-screen instructions. To vote by telephone, stockholders of record may call toll free 1-800-652-VOTE (8683) in the United States, Canada and Puerto Rico on a touch tone telephone and follow the simple instructions provided by the recorded message. You will need the login validation details provided on your proxy card to vote on the Internet or by telephone.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose stock is held in "street name" receive instructions for granting proxies from their banks, brokers or other agents, rather than using the Company's proxy card.

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares through the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communication Services program, you may grant a proxy to vote those shares by telephone or via the Internet by contacting the website shown on the instruction form received from your broker or bank.

General Information for All Shares Voted Via the Internet or By Telephone

Votes submitted via the Internet or by telephone must be received by 12:00 noon, Eastern Time on May 13, 2007. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

Revocability of Proxies

Any person granting a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 3165 Porter Drive, Palo Alto, CA 94304, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Stockholder Proposals

The deadline for nominating a director and submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is December 15, 2007. Stockholders wishing to submit proposals or director nominations for potential consideration at the 2008 Annual Meeting of Stockholders, but not to be included in the related proxy statement and proxy, must do so no sooner than January 25, 2008 and no later than February 24, 2008. Stockholders are also advised to review the Company's

Amended and Restated Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations. A copy of the Company's Amended and Restated Bylaws is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

PROPOSAL 1

ELECTION OF DIRECTORS

Election of Directors

The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Board of Directors of the Company (the "Board of Directors") shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until the director's successor is elected and has duly qualified, or until such directors' earlier death, resignation or removal.

The Board of Directors is presently composed of eight members. There are three directors, Drs. Wick and von Morzé and Mr. Newman, whose term of office expires in 2007. They are being nominated for re-election at the Annual Meeting, and if elected, each of the nominees will serve until the 2010 Annual Meeting of Stockholders and until his or her successor is elected and has duly qualified, or until such director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee should be unavailable for election as a result of an unexpected occurrence, shares voted for the unavailable nominee will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that the nominee will be unable to serve.

Set forth below is biographical information for each person nominated for election and for each person whose term of office as a director will continue after the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF THE NAMED NOMINEES.

Nominees for Election for a Three-Year Term Expiring at the 2010 Annual Meeting

Michael M. Wick, M.D., Ph.D., 61, has served as the Company's Chairman of the Board of Directors since January 2000 and is being nominated for re-election. Dr Wick has served as the Company's Chief Executive Officer since July 1999 and as its President since June 1998. Dr. Wick served as the Company's Chief Operating Officer from December 1997 until June 1998, and as Executive Vice President, Research and Development, from December 1997 until June 1998. He has been a member of the Board of Directors since December 1997. Prior to joining the Company in December 1997, Dr. Wick was Senior Vice President of Research for CV Therapeutics, Inc., a public biotechnology company, from May 1995 until December 1997. Dr. Wick served as Executive Director of oncology/immunology and clinical research at Lederle Laboratories, from September 1990 until May 1995, and also directed the Cyanamid/Immunex joint oncology research program. Dr. Wick began his career at Harvard Medical School, where he served as an Associate Professor from July 1981 until June 1994 and Chief of the Melanoma Clinic and Laboratory of Molecular Dermatological Oncology at the Dana Farber Cancer Institute from September 1980 until September 1992. Dr. Wick holds a Ph.D. degree in chemistry from Harvard University and an M.D. degree from Harvard Medical School.

Richard B. Newman, 68, has served as a member of the Board of Directors since April 2003 and is being nominated for re-election. Mr. Newman is currently President and Chief Executive Officer of D&R Products Co., Inc., which designs, develops and manufactures orthopedic, vascular and other surgical medical devices and instruments for major medical device and instrument manufacturers in the United States and Europe. He has served in this role since 1983. Mr. Newman holds an A.B. degree from Harvard College and an LL.B. degree from the Harvard Law School.

Herwig von Morzé, Ph.D., 69, has served as a member of the Board of Directors since August 2004 and being nominated for re-election. Dr. von Morzé is currently an International Patent Consultant specializing in pharmaceutical patent strategy, patent prosecution and pharmaceutical product life cycle management. Dr. von Morzé was Co-Chair of Heller Ehrman's Patent and Trademark Practice Group from 1999 to 2003. He has directed patent prosecution and enforcement programs in the pharmaceutical industry for more than 25 years. Dr. von Morzé holds a Ph.D. degree in Organic Chemistry from the University of Vienna, Austria.

Directors Continuing in Office Until the 2008 Annual Meeting

Edward W. Cantrall, Ph.D., 75, has served as a member of the Board of Directors since May 2002. Dr. Cantrall has served as a consultant to biotechnology and genomics companies since May 1998. From November 1997 to May 1998, Dr. Cantrall served as Vice President and General Manager for Molecular Informatics, Inc., a subsidiary of the Perkin-Elmer Corporation, and prior to the acquisition of Molecular Informatics by Perkin-Elmer Corporation in November 1997, he served as President and Chief Executive Officer of Molecular Informatics, Inc. He was Chief Executive Officer and President of the National Center for Genome Resources from January 1995 to November 1996. From September 1986 to July 1994 Dr. Cantrall served as Vice President of Operations at Lederle Laboratories, a division of American Cyanamid Company, a pharmaceutical company which was subsequently acquired by Wyeth Laboratories, Inc. He has served as a member of the Board of Managers of The Health Enterprise Group since 2000. His fields of expertise include pharmaceutical development and manufacturing. Dr. Cantrall holds a Ph.D. degree in organic chemistry from the University of Illinois and an M.B.A. degree in industrial management from Fairleigh Dickinson University.

Steven R. Goldring, M.D., 63, has served as a member of the Board of Directors since May 2002. Dr. Goldring has served as Chief Scientific Officer of the Hospital for Special Surgery in New York since July 2006. From 1996 to July 2006, Dr. Goldring served as a Professor of Medicine at Harvard Medical School and Chief of Rheumatology at Beth Israel Deaconess Medical Center. He has also served as the Director of the New England Baptist Bone and Joint Institute, in collaboration with the Beth Israel Deaconess Medical Center since its establishment in 1996. Dr. Goldring serves on the osteoporosis and rheumatology clinical advisory boards for Merck & Co., Inc. and Eli Lilly and Company, as well as an advisor to numerous biotechnology companies. He has established a clinical research program at Beth Israel Deaconess Medical Center. Dr. Goldring has served as a consultant or Principal Investigator in the pharmaceutical industry, and National Institutes of Health sponsored research programs and as a consultant to numerous biotechnology and pharmaceutical companies. He received his medical training at Peter Bent Brigham Hospital and the Massachusetts General Hospital. He is the author of numerous scientific publications. Dr. Goldring holds an M.D. degree from Washington University School of Medicine.

Directors Continuing in Office Until the 2009 Annual Meeting

Stefan Ryser, Ph.D., 47, has served as a member of the Board of Directors since September 1998. Since April 2000, Dr. Ryser has served as a managing partner of Bear Stearns Health Innoventures L.P., a venture capital fund and is a managing director of Bear Stearns Asset Management. Dr. Ryser served as an Executive Officer and a member of the board of International Biomedicine Management Partners, Inc. from January 1998 to April 2000. From January 1989 until December 1997, Dr. Ryser held various positions at F. Hoffmann-La Roche Ltd., a pharmaceutical company, including the Scientific Assistant to the President of Global Research and Development, and was responsible for maintaining the scientific liaison between F. Hoffmann-La Roche and Genentech, Inc. Dr. Ryser is a director of Achillion Pharmaceuticals, Inc., a publicly traded company on Nasdaq, and of Raven Biotechnologies, Inc. and TolerRx, Inc., both privately held biotechnology companies. Dr. Ryser holds a Ph.D. degree in molecular biology from the University of Basel.

Robert W. Frick, 69, has served as a member of the Board of Directors since April 2003. From 1963 to 1974 and from 1976 until his retirement in 1988, Mr. Frick served in various capacities at Bank of America, including Vice Chairman of the Board of Directors, Chief Financial Officer, head of the World Banking Group for Bank of America, Managing Director of BankAmerica International, and President of Bank of America's venture capital subsidiary. Mr. Frick currently serves on the board of directors of several private companies, including Charles Schwab Trust Company, Charles Schwab Bank, subsidiaries of The Charles Schwab Corporation and Lucas Film Limited. Mr. Frick is currently an Adjunct Professor of Business Strategy in the graduate business program at St. Mary's College. Mr. Frick holds a B.S. degree in Civil Engineering and an M.B.A. degree from Washington University in St. Louis, Missouri.

Mary Ann Gray, Ph.D., 54, has served as a member of the Board of Directors since August 2003. Currently, Dr. Gray is President of Gray Strategic Advisors, LLC. From 1999 to 2003, Dr. Gray served as a Senior Analyst and Portfolio Manager for the Federated Kaufmann Fund. Prior to 1999, Dr. Gray led the biotechnology equity research groups at Raymond James & Associates, Warburg Dillon Read and Kidder Peabody. Dr. Gray also serves on the Board of Directors of Dyax Corporation and Acadia Pharmaceuticals, Inc. Dr. Gray began her career as a scientist focused on new cancer drug development at Schering-Plough Corporation and NeoRx Corporation. Dr. Gray holds a Ph.D. degree in pharmacology from the University of Vermont.

Board of Directors Committees and Meetings

Independence of the Board of Directors and its Committees

The Nasdaq Stock Market ("Nasdaq") listing standards require that a majority of the members of a listed company's board of directors qualify as "independent," as determined by the board of directors.

After review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board of Directors has determined that all of the Company's directors are independent directors within the meaning of the applicable Nasdaq listing standards, except Dr. Wick, the Chairman of the Board of Directors and Chief Executive Officer of the Company.

As required under the Nasdaq listing standards, the Company's independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. The Company's independent directors met twice during the fiscal year ended December 31, 2006. Persons interested in communicating with any director may address correspondence to the director in care of the Company at 3165 Porter Drive, Palo Alto, CA 94304.

The Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Nominating Committee. Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee, among other things: evaluates the performance, and assesses the qualifications, of the independent registered



public accounting firm; determines and pre-approves the engagement of the independent registered public accounting firm to perform all proposed audit, review and attest services; reviews and pre-approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm for the ensuing year; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K and recommends whether or not such financial statements should be so included; and discusses with management and the independent registered public accounting firm the results of the annual audit and review of the Company's quarterly financial statements.

Three directors comprise the Audit Committee: Drs. Cantrall and Ryser and Mr. Frick. The Audit Committee met six times during the fiscal year ended December 31, 2006. The written Audit Committee Charter is attached as Appendix A to the proxy statement for the Company's annual meeting of stockholders held on May 26, 2005, as filed with the Securities and Exchange Commission on April 13, 2005.

The Board of Directors periodically reviews the Nasdaq listing standards' definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards and Section 10(A)(3)(b)(1) of the Securities Exchange Act of 1934). The Board of Directors has determined that Dr. Cantrall qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission rules. The Board of Directors made a qualitative assessment of Dr. Cantrall's level of knowledge and experience based on a number of factors, including his formal education and his service in executive capacities having financial oversight responsibilities. These positions include Chief Executive Officer, President and Vice President of Operations to, and member of the board of directors of, a number of biotechnology and genomics companies, pursuant to which Dr. Cantrall has experience supervising the preparation of financial reports. In addition, Dr. Cantrall holds an M.B.A. For further information on Dr. Cantrall's experience, please see his biography under "Directors Continuing in Office Until the 2008 Annual Meeting" above.

Compensation Committee

The Compensation Committee of the Board of Directors reviews, modifies and approves the overall compensation strategy and policies for the Company. The Compensation Committee, among other things: reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's officers; determines and approves the compensation and other terms of employment of the Company's Chief Executive Officer; determines and approves the compensation and other terms of employment of the other officers of the Company; administers the Company's stock option and purchase plans, pension and profit sharing plans and other similar programs; and reviews and recommends to the Board of Directors appropriate insurance coverage for the Company's directors and officers. This year the Compensation Committee also reviewed with management the Company's Compensation Discussion and Analysis to consider whether to recommend that it be included in proxy statements and other filings. A more detailed description of the Compensation Committee's processes and procedures for the consideration and determination of executive and director compensation can be found under the section entitled "Compensation Discussion and Analysis" of this proxy statement.

Three directors currently comprise the Compensation Committee: Drs. Ryser and Goldring and Mr. Newman. Each of the members of the Compensation Committee is independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met four times and acted twice by written consent during the fiscal year ended December 31, 2006. A copy of the Compensation Committee Charter is attached to this proxy statement as Appendix B.

Nominating Committee

The Nominating Committee of the Board of Directors is responsible for, among other things: identifying, reviewing and evaluating candidates to serve as directors of the Company; reviewing, evaluating and considering incumbent directors; recommending to the Board of Directors for selection candidates for election to the Board of Directors; making recommendations to the Board of Directors regarding the membership of the committees of the Board of Directors; and assessing the performance of the Board of Directors.

Three directors comprise the Nominating Committee: Drs. Ryser and Gray and Mr. Newman. All members of the Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating Committee met twice during the fiscal year ended December 31, 2006. The Nominating Committee adopted a written Nominating Committee Charter in 2004 which is attached as Appendix B to the proxy statement for the Company's annual meeting of stockholders held on May 26, 2005, as filed with the Securities and Exchange Commission on April 13, 2005.

The Nominating Committee has not established any specific minimum qualifications that must be met for recommendation for a position on the Board of Directors. Instead, in considering candidates for director the Nominating Committee will generally consider all relevant factors, including among others the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of the expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company, the candidate's reputation for personal integrity and ethics and the candidate's ability to exercise sound business judgment. Other relevant factors, including diversity, experience and skills, will also be considered. Candidates for director are reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders.

The Nominating Committee uses its network of contacts (and those of other members of the Board of Directors) when compiling a list of potential director candidates and may also engage outside consultants (such as professional search firms). For those directors nominated for re-election for a three-year term expiring at the 2010 annual meeting, the Nominating Committee did not pay a fee to any third party to assist in the process of identifying or evaluating director candidates. Pursuant to its charter, the Nominating Committee also considers potential director candidates recommended by stockholders. All potential director candidates are evaluated based on the factors set forth above, and the Nominating Committee has established no special procedure for the consideration of director candidates recommended by stockholders.

The Nominating Committee will consider director candidates recommended by stockholders. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating Committee at the following address: 3165 Porter Drive, Palo Alto, CA 94304 at least 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the last Annual Meeting of Stockholders. The deadline for nominating a director for the 2008 Annual Meeting of Stockholders is December 15, 2007. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's Common Stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. To date, the Nominating Committee has not rejected a timely director nominee from a stockholder or group of stockholders that beneficially own more than 5% of the Company's voting stock.

Meetings of the Board of Directors and Committees of the Board of Directors

The Board of Directors met four times and acted twice by written consent during the last fiscal year. Each Board member attended 75% or more in the aggregate of the meetings of the Board of Directors held during the period for which he or she was a director. Each committee member attended 75% or more in the aggregate of the meetings of the committees on which he or she served, held during the period for which he or she was a committee member.

Attendance at Annual Meeting

It is the Company's current policy to require directors to attend the Annual Meeting absent extraordinary circumstances. The 2006 Annual Meeting of Stockholders was attended by all but one of the members of the Board of Directors.

Stockholder Communications with the Board of Directors

The Nominating Committee of the Board of Directors has adopted a process by which stockholders may communicate with the Board of Directors or any of its individual directors. Stockholders who wish to communicate with the Board of Directors may do so by sending a written communication addressed as follows: Telik Board Communication, c/o Stockholder Communications Officer, 3165 Porter Drive, Palo Alto, CA 94304. All communications must state the number of shares owned by the stockholder making the communication. Telik's Stockholder Communications Officer, or SCO, will review each communication and forward the communication to the Board of Directors, to any individual director to whom the communication is addressed, and/or to any other officer of the Company considered by the SCO to be appropriate.

Code of Ethics

The Company has adopted the Telik, Inc. Code of Conduct, a code of ethics with which every employee, director and consultant is expected to comply. The Code of Conduct was filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K in 2004. If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver as required by applicable laws.

Report of the Audit Committee of the Board of Directors*

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. The Company's management is responsible for the internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and the issuance of a report thereon.

In this context, the Audit Committee met and held discussions with management and Ernst & Young LLP, the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees) as amended by Statement on Auditing Standards No. 90 (Audit

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Committee Communications) as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

In addition, the Audit Committee has discussed with the independent registered public accounting firm, the firm's independence from the Company and its management, including the matters in the written disclosures and letter that were received from the independent accountants pursuant to the requirements of the Independence Standards Board No. 1 (Independence Discussions with Audit Committees), as adopted by the PCAOB in Rule 3600T, and considered the compatibility of non-audit services with the firm's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

The Audit Committee also has selected, subject to stockholder ratification, Ernst & Young LLP as the Company's independent registered public accounting firm.

The Audit Committee:

Edward W. Cantrall
Stefan Ryser
Robert W. Frick

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007, and has further directed management to submit to the stockholders for ratification the selection of an independent registered public accounting firm at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since 1989. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by the Company's Amended and Restated Bylaws or otherwise. However, the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for the purpose in determining whether this matter has been approved. Shares represented by executed proxies will be voted, if no abstention or vote against is marked, for the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm.

Independent Registered Public Accounting Firm Fee Information

The following summarizes the fees billed by Ernst & Young LLP for audit, tax and other professional services during the years ended December 31, 2006 and 2005:

	December 31,	
	2006	2005
Audit Fees (1)	$487,000	$495,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total Fees	$487,000	$495,000

(1) Audit Fees were for services associated with the annual audit, the reviews of the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q and a follow-on public offering in 2005.

(2) There were no audit-related fees billed for the fiscal years ended December 31, 2006 and 2005.

(3) Tax Fees would be for services in connection with tax compliance, tax planning and tax advice. As stated above, the Company incurred no such fees in the fiscal years ended December 31, 2006 and 2005.

(4) There were no other fees for services by Ernst & Young LLP for the fiscal years ended December 31, 2006 and 2005.

The charter of the Audit Committee requires that the Audit Committee pre-approve the engagement of the Company's independent registered public accounting firm, Ernst & Young LLP, to perform all proposed audit, review and attest services, as well as engagements to perform any proposed permissible non-audit services. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. It is the Company's practice to present any such proposed engagement to the Audit Committee for approval, either at a regularly scheduled or special meeting. In 2006, all of the fees described above were approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2006.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)
Equity compensation plans approved by security holders	9,154,624	$14.32	3,067,806(2)
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	9,154,624	$14.32	3,067,806(2)

(1) Each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors. In addition, each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Employee Stock Purchase Plan is automatically increased by the lesser of 150,000 shares or 1% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors.

(2) Includes 669,735 shares issuable under the 2000 Employee Stock Purchase Plan.

EXECUTIVE OFFICERS

The following table sets forth information regarding the Company's executive officers and key personnel. Please see "Proposal 1—Election of Directors" for comparable information for the Company's Board of Directors.

Name	Age	Position
Executive Officers:		
Michael M. Wick, M.D., Ph.D.	61	President, Chief Executive Officer and Chairman
Cynthia M. Butitta	52	Chief Operating Officer and Chief Financial Officer
Marc L. Steuer	60	Senior Vice President, Business Development
William P. Kaplan, Esq.	53	Vice President, General Counsel and Corporate Secretary
Key Personnel:		
Gail L. Brown, M.D.	56	Senior Vice President and Chief Medical Officer
Paul M. Mendelman, M.D.	59	Senior Vice President, Clinical Development

Set forth below is biographical information for each of the executive officers and key personnel.

Biographical information about Dr. Wick is included under the caption "Nominees for Election for a Three-Year Term Expiring at the 2010 Annual Meeting."

Cynthia M. Butitta has served as the Company's Chief Operating Officer and Chief Financial Officer since March 2001. She has served as the Company's Chief Financial Officer since August 1998. From September 1997 through February 2001, Ms. Butitta provided financial consulting services as a partner in Altair Capital Associates LLC, which she co-founded in November 1998, and Butitta Consulting Services LLC, which she founded in September 1997. From December 1995 until September 1997, Ms. Butitta was Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a biotechnology company. From June 1994 until December 1995, she was Vice President of Finance and Administration and Chief Financial Officer for InSite Vision, Inc., a biotechnology company. From June 2000 to February 2002, Ms. Butitta was a director of Catalyst Semiconductor, Inc., a semiconductor products company. Ms. Butitta holds a B.S. degree in business and accounting from Edgewood College and an M.B.A. degree in finance from the University of Wisconsin, Madison.

Marc L. Steuer has served as the Company's Senior Vice President, Business Development since October 2002. He currently serves on the Board of Directors of EORM, Inc., a privately-held, non-biotechnology company. Prior to joining the Company, from 1994 to 2002, Mr. Steuer was associated with Pharmacyclics, Inc., a biotechnology company, most recently as Senior Vice President, Business Development. From 1992 to 1994, Mr. Steuer was with SciClone Pharmaceuticals, Inc., serving as Vice President, Finance and Chief Financial Officer and later as Executive Vice President, Business Development and Commercial Affairs. He also has held senior management positions at Pilkington Visioncare Group, a major division of Pilkington, plc, Syntex Corporation and international management consulting firms. Mr. Steuer holds B.S. and M.S. degrees in electrical engineering from Columbia University and an M.B.A. degree from New York University.

William P. Kaplan, Esq. has served as the Company's Vice President and General Counsel since February 2006 and Vice President, Legal Affairs since April 2003. Mr. Kaplan has also served as the Company's Corporate Secretary since May 2003. From 2000 to 2003 Mr. Kaplan was Vice President, General Counsel and Corporate Secretary of iPrint Technologies, a developer of Internet print technology. Prior to iPrint, Mr. Kaplan served as Vice President and General Counsel of Resumix, a publisher of enterprise human resources software subsequently acquired by Yahoo!. He also served as General Counsel of Netcom On-Line Communication Services, an Internet service provider, and Ungermann-Bass, a global manufacturer of network and telecommunications equipment. Mr. Kaplan has practiced law since 1982. He holds a B.A. degree in mathematics from the University of California, Santa Barbara, and a Juris Doctor degree from the School of Law at the University of California, Davis.

Gail L. Brown, M.D. has served as the Company's Senior Vice President and Chief Medical Officer since November 2001. Dr. Brown has served as a consultant to the Company on matters related to clinical development of the Company's product candidates since October 1998. Prior to joining the Company, Dr. Brown was a Managing Director at The Palladin Group, LP, and Tanager Capital Group, LLC, entities specializing in investment advisory services, from January 2001 to October 2001. She was a co-founder and partner of Altair Capital Associates LLC, specializing in biotechnology investment advisory services, from November 1998 to January 2001. Dr. Brown has served as a consultant and a member of clinical and scientific advisory boards at numerous public and private biotechnology companies from 1995 to 2001. She began her career at the Harvard Medical School, where she served on the faculty in the Department of Medicine, Division of Hematology and Oncology from 1980 to 1995. Dr. Brown received her M.D. degree from The University of Rochester School of Medicine and an M.B.A. degree in finance from St. Mary's College of California School of Economics and Business Administration.

Paul M. Mendelman, M.D. has served as the Company's Senior Vice President, Clinical Development. since April 2005. From 1996 until 2005, Dr. Mendelman was vice president and therapeutic group leader, clinical development, infectious diseases and vaccines at MedImmune Vaccines. Dr. Mendelman managed the clinical development group for FluMist®, the intranasal influenza viral vaccine that was licensed in June 2003 in the U.S. Previously, Dr. Mendelman was a senior research physician in infectious diseases and vaccines for Merck Research Laboratories, West Point, PA. Before joining Merck, he was an associate professor of pediatrics at the University of Washington, School of Medicine in Seattle where he conducted NIH funded research on the cell wall biology of Haemophilus influenza. Dr. Mendelman has over 25 years of experience in academic, clinical and pharmaceutical research with a specialization in pediatric infectious diseases. He is board certified in pediatrics and pediatric infectious diseases and holds an M.D. and a B.S. from Ohio State University.

The Company's executive officers are appointed by the Board of Directors and serve until their successors are elected or appointed. There are no family relationships among any of the Company's directors or executive officers. Dr. Gail Brown, one of the Company's key personnel, is the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman. No director has a contractual right to serve as a member of the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's Common Stock by: (a) each director; (b) each nominee for director; (c) each of the executive officers named in the Summary of Compensation Table; (d) all executive officers and directors of the Company as a group; and (e) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. All of the information in this table is as of March 1, 2007.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares are deemed to be beneficially owned by a person if that person has the right to acquire shares (for example, upon exercise of an option) within sixty days of the date that information is provided. In determining the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the person (and only that person) by reason of such acquisition rights. As a result, the percentage of outstanding shares held by any person in the table below does not necessarily reflect the person's actual voting power. As of March 1, 2007, there were 52,450,009 shares of Common Stock outstanding.

Beneficial Owner (1)	Number of Shares Owned (2)	Right to Acquire Within 60 Days (3)	Beneficial Ownership Total	Percent of Total
Entities affiliated with Eastbourne Capital Management, L.L.C. (4) 1101 Fifth Avenue, Suite 160, San Rafael, CA 94901	13,799,189	—	13,799,189	26.31%
Entities affiliated with OppenheimerFunds, Inc. (5) Two World Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10281-1008	10,773,040	—	10,773,040	20.54%
Entities affiliated with Icahn Associates Corp. (6) 767 Fifth Avenue, 47th Floor, New York, New York 10153	5,195,828	—	5,195,828	9.91%
Entities affiliated with Delaware Management Holdings, (7) 2005 Market Street, Philadelphia, PA 19103	4,342,419	—	4,342,419	8.28%
Michael M. Wick, M.D., Ph.D.	79,207(8)	2,045,354(9)	2,124,561	3.90%
Cynthia M. Butitta	37,259	554,583	591,842	1.12%
Marc L. Steuer	—	234,375	234,375	*
William P. Kaplan, Esq.	2,685	145,625	148,310	*
Edward W. Cantrall, Ph.D.	34,000(10)	30,938	64,938	*
Robert W. Frick	10,000(11)	26,042	36,042	*
Steven R. Goldring, M.D.	—	30,938	30,938	*
Mary Ann Gray, Ph.D.	5,000	24,375	29,375	*
Richard B. Newman, Esq.	23,472(12)	26,042	49,514	*
Stefan Ryser, Ph.D.	2,000	40,938	42,938	*
Herwig von Morzé, Ph.D	—	15,729	15,729	*
All executive officers and directors as a group (11 persons)	193,623	3,174,939	3,368,562	6.06%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that

each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 52,450,009 shares outstanding on March 1, 2007.

(2) Excludes shares issuable pursuant to stock options exercisable within 60 days of March 1, 2007.

(3) Shares issuable pursuant to stock options exercisable within 60 days of March 1, 2007.

(4) The amount shown and the following information were provided by Eastbourne Capital Management, L.L.C. pursuant to a Schedule 13G/A dated February 12, 2007, indicating beneficial ownership as of December 31, 2006. The Schedule 13G/A indicates that Eastbourne Capital Management, L.L.C. has shared voting and dispositive power with respect to 13,799,189 shares. According to the Schedule 13G/A, Richard Jon Barry holds shared voting and dispositive power with respect to 13,799,189 shares, Black Bear Fund I, L.P. holds shared voting and dispositive power with respect to 4,202,200 shares, and Black Bear Offshore Master Fund, L.P. holds shared voting and dispositive power with respect to 9,084,306 shares.

(5) The amount shown and the following information were provided by OppenheimerFunds, Inc. pursuant to a Schedule 13G/A dated February 7, 2007, indicating beneficial ownership as of December 29, 2006. The Schedule 13G/A indicates that OppenheimerFunds, Inc. has shared voting and dispositive power with respect to 10,773,040 shares. According to the Schedule 13G/A, Oppenheimer Global Opportunities Fund has shared voting and dispositive power with respect to 10,000,000 shares.

(6) The amount shown and the following information were provided by Icahn Associates Corp. & affiliated companies pursuant to a Schedule 13D dated January 16, 2007 indicating beneficial ownership as of January 4, 2007. The Schedule 13D indicates that High River Limited Partnership, ("High River"), Hopper Investments LLC, ("Hopper"), Barberry Corp., ("Barberry"), Icahn Partners Master Fund LP, ("Icahn Master"), Icahn Offshore LP, ("Icahn Offshore"), CCI Offshore Corp., ("CCI Offshore"), Icahn Partners LP, ("Icahn Partners"), Icahn Onshore LP, ("Icahn Onshore"), CCI Onshore Corp., ("CCI Onshore"), and Carl C. Icahn may be deemed to beneficially own , in the aggregate, 5,195,828 shares. High River has sole voting power and sole dispositive power with regard to 1,039,165 shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such shares. Icahn Master has sole voting power and sole dispositive power with regard to 2,347,837 shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,808,826 shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such shares. Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes.

(7) Delaware Management Holdings is a holding company and Delaware Management Business Trust is an Investment advisor. Both entities may be deemed to beneficially own 4,342,419 shares.

(8) Includes 46,816 shares held by Dr. Wick's spouse.

(9) Includes 641,666 shares issuable to Dr. Wick's spouse pursuant to stock options exercisable within 60 days of March 1, 2007.

(10) Includes 20,000 shares held by Dr. Cantrall's spouse.

(11) Includes 5,000 shares pledged as collateral in margin accounts with a brokerage firm.

(12) Includes 15,000 shares held by the D&R Products Co., Inc. 401(k) and Profit Sharing Plan, of which Mr. Newman and his wife are trustees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations, the Company believes that all Forms 3, 4 and 5 required to be filed were filed on time during the fiscal year ended December 31, 2006.

COMPENSATION OF DIRECTORS

Employee directors do not receive any separate compensation for their Board of Directors activities. Non-employee directors receive the compensation described below.

In 2006, each non-employee director of the Company was entitled to receive quarterly cash compensation of $6,250 from the Company for serving on the Board of Directors. At the request of Dr. Ryser, the Company donated to various charitable organizations the cash compensation payable to Dr. Ryser as a non-employee director of the Company. The members of the Board of Directors are also eligible for reimbursement of their expenses incurred in connection with attendance at Board of Directors and Committee meetings in accordance with Company policy.

Each non-employee director of the Company also was entitled to receive stock option grants under the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are not intended by the Company to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors' Plan are non-discretionary. Each person who is elected or appointed to serve as a non-employee director for the first time will be granted an option to purchase 20,000 shares of Common Stock upon such election or appointment. On the day following each Annual Meeting (or the next business day should such date be a legal holiday), each member of the Company's Board of Directors who is not an employee of the Company or, where specified by the non-employee director, an affiliate of the director, is automatically granted under the Directors' Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 5,000 shares of Common Stock or an option to purchase an amount of shares prorated for the part of the year served as a non-employee director.

The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the Common Stock subject to the option on the date of the option grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq Global Market). The options have a term of 10 years. Options granted under the Directors' Plan vest as follows: 25% of the shares subject to each option will vest on the first anniversary of the grant date and the remainder will vest in equal monthly installments over the next three years. The vesting of each option will cease on the date the non-employee director holding the option ceases to provide services (whether as a director or consultant) to the Company or one of the Company's affiliates. Options terminate three months after the non-employee director's service with the Company or its affiliates terminates. However, if termination of service is due to the non-employee director's death, or if the non-employee director dies within three months after his or her service terminates, the exercise period will be extended to 18 months following death. No option is exercisable after the expiration of 10 years from the date it was granted. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Directors' Plan may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options held by those directors whose continuous service has not terminated accelerate in full and the options terminate if not exercised at or prior to the change of control transaction.

On May 26, 2006, the Company granted options covering 5,000 shares to each of Drs. Cantrall, Goldring, Gray, Ryser and von Morzé and Messrs. Frick and Newman at an exercise price of $16.05 per share. The exercise price per share for each option is equal to the fair market value of the Company's Common Stock on the date of grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq Global Market).

As of March 1, 2007, options to purchase a total of 265,000 shares of the Company's Common Stock were outstanding under the Directors' Plan. As of March 1, 2007, options covering 48,541 shares had been exercised under the Directors' Plan.

2006 Director Compensation Table

Name of Director	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Edward W. Cantrall, Ph.D.	25,000	45,335	—	70,335
Robert W. Frick	25,000	52,706	—	77,706
Steven R. Goldring, M.D.	25,000	45,335	—	70,335
Mary Ann Gray, Ph.D.	25,000	67,338	—	92,338
Richard B. Newman, Esq.	25,000	52,706	—	82,405
Stefan Ryser, Ph.D.	-0- (2)	42,817	—	42,817
Herwig von Morzé, Ph.D.	25,000	75,615	—	100,615

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each board of director, in 2006 as well as prior fiscal years, in accordance with SFAS 123 and SFAS 123R. The amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For additional information on the valuation assumptions with respect to these grants, refer to the "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2006, as filed with the SEC.

(2) The Company donated the cash compensation payable to Dr. Ryser to various charitable organizations in 2006 at his request.

COMPENSATION OF EXECUTIVE OFFICERS

2006 Summary Compensation Table

The following table sets forth, for the fiscal year ended December 31, 2006 compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, and its two other most highly compensated executive officers at December 31, 2006 (the "Named Executive Officers"). There were no other executive officers during this period.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
Michael M. Wick President, Chief Executive Officer and Chairman	2006	494,000(3)	1,967,455	-0-	-0-	2,461,455
Cynthia M. Butitta Chief Operating Officer and Chief Financial Officer	2006	344,000	975,259	-0-	-0-	1,319,259
Marc L. Steuer Senior Vice President, Business Development	2006	300,000	292,728	-0-	-0-	592,728
William P. Kaplan Vice President, General Counsel and Corporate Secretary	2006	240,000	364,560	-0-	-0-	604,560

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each of named executives, in 2006 as well as prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For additional information on the valuation assumptions with respect to these grants, refer to the "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2006, as filed with the SEC.

(2) The Company's cash bonuses are paid under an incentive plan and therefore are reported in the column "Non-Equity Incentive Plan Compensation." There were no bonuses awarded to any of the named executives in 2006.

(3) Dr. Wick is not compensated for his role as a director. The amount shown reflects salary earned as an employee only.

Grants of Plan-Based Awards in 2006

The following table provides information about equity awards granted to the named executives in 2006 including, without limitation: (a) the grant date, (b) all other option awards, which consist of the number of shares underlying stock options awarded to the named executives, (c) the exercise price of the stock option awards, which reflect the closing fair market value of Telik stock on the date of grant and (d) the grant date fair value of each option award valued under SFAS 123R.

Name and Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Option Awards ($) (2)	Full Grant Date Fair Value ($) (3)
Michael M. Wick President, Chief Executive Officer and Chairman	3/10/2006	741,000	140,000	20.30	1,766,324
Cynthia M. Butitta Chief Operating Officer and Chief Financial Officer	3/10/2006	516,000	100,000	20.30	1,261,660
Marc L. Steuer Senior Vice President, Business Development	—	450,000	-0-	—	—
William P. Kaplan Vice President, General Counsel and Corporate Secretary	3/10/2006	360,000	20,000	20.30	252,332

(1) This column shows the number of stock options granted to the named executives in 2006. These options vest and become exercisable over four years; 50% of the shares vest two years from the date of grant and 1/48th of the shares vest monthly thereafter.

(2) The exercise price for the stock options granted was the closing fair market value of Telik stock on the date of grant which was the date the Compensation Committee approved the options.

(3) The amount shown in this column is the full grant date fair value of the options granted computed under SFAS 123R. The full grant date fair value is the amount the Company would expense in its financial statements over the option's vesting period. For additional information on the valuation assumptions with respect to these grants, refer to the "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2006, as filed with the SEC.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table provides information on the current holdings of stock option by the named executives. Each option grant is shown separately for each named executive. The vesting schedule for each option grant is shown following this table.

Option Awards

Name and Principal Position	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Un-exercisable	Option Exercise Price ($)	Option Expiration Date
Michael M. Wick	12/15/1997	249,000	-0-	1.60	12/15/2007
President, Chief Executive Officer	06/02/1998	175,000	-0-	1.60	06/02/2008
and Chairman	12/15/1998	125,000	-0-	1.60	12/15/2008
	07/30/1999	150,000	-0-	1.60	07/30/2009
	12/05/2000	200,000	-0-	8.25	12/05/2010
	02/13/2002	150,000	-0-	10.27	02/13/2012
	02/21/2003	71,875	3,125	11.16	02/21/2013
	01/22/2004	109,375	40,625	24.13	01/22/2014
	12/10/2004	75,000	75,000	18.86	12/10/2014
	01/06/2005	-0-	125,000	18.93	01/06/2015
	03/10/2006	-0-	140,000	20.30	03/10/2016
Cynthia M. Butitta	09/11/2000	25,000	-0-	10.13	09/11/2010
Chief Operating Officer and Chief	03/13/2001	240,000	-0-	3.81	03/13/2011
Financial Officer	05/14/2002	100,000	-0-	10.26	05/14/2012
	02/21/2003	47,917	2,083	11.16	02/21/2013
	01/22/2004	72,917	27,083	24.13	01/22/2014
	12/10/2004	50,000	50,000	18.86	12/10/2014
	03/10/2006	-0-	100,000	20.30	03/10/2016
Marc L. Steuer	10/07/2002	200,000	-0-	12.20	10/07/2012
Senior Vice President, Business Development	01/06/2005	-0-	50,000	18.93	01/06/2015
William P. Kaplan	04/21/2003	91,667	8,333	12.62	04/21/2013
Vice President, General Counsel	01/22/2004	7,292	2,708	24.13	01/22/2014
and Corporate Secretary	12/10/2004	25,000	25,000	18.86	12/10/2014
	03/10/2006	-0-	20,000	20.30	03/10/2016

Option Awards Vesting Schedule

Grant Dates	Vesting Schedule
12/15/1997; 6/2/1998; 12/15/1998; 7/30/1999; 9/11/2000; 12/5/2000; 2/13/2002	Options vest over four years: 25% of the shares vest one year after the date of grant and 1/48th of the shares vest monthly thereafter.
3/13/2001	Options vest over four years: 25% of the shares vest on February 20, 2002 and 1/48th of the shares vest monthly thereafter.
5/14/2002	Options vest over four years: 75% of the shares vest three years after the date of grant and 1/48th of the shares vest monthly thereafter.
10/7/2002; 2/21/2003; 4/21/2003; 1/22/2004; 12/10/2004; 1/6/2005; 3/10/2006	Options vest over four years: 50% of the shares vest two years after the date of grant and 1/48th of the shares vest monthly thereafter.

Stock Option Exercises in Fiscal 2006

The Company grants options to its employees, including executive officers, under its 2000 Equity Incentive Plan (the "Incentive Plan"). As of March 1, 2007, options to purchase a total of 9,266,870 shares were outstanding under the Incentive Plan and options to purchase 2,170,320 shares remained available for grant thereunder. Prior to the Company's initial public offering, the Company granted options to its employees, including executive officers, under its 1996 and 1988 Stock Option Plans, which both terminated as of the effective date of the initial public offering, and outside the plans. Since the initial public offering, no new stock options have been granted under the 1996 and 1988 Stock Option Plans. As of March 1, 2007, 1,064,046 shares were outstanding under the 1996 Stock Option Plan and no shares were outstanding under the 1988 Stock Option Plan and outside the plans. Options generally vest over a four-year period. Generally, 25% of the initial option grant vests on the one-year anniversary of employment, or 50% of the initial option grant vests on the two-year anniversary of employment, and the remainder vests in a series of equal monthly installments during the remainder of the initial four years of service. The exercise price per share is equal to the fair market value of the Company's Common Stock on the date of grant, as determined in accordance with the provisions of the Incentive Plan based on the closing prices for the Company's Common Stock on the Nasdaq Global Market. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Company's option plans may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options outstanding under the Incentive Plan and the 1996 Stock Option Plan, held by those participants whose continuous service has not terminated, shall accelerate in full and the options will terminate if not exercised at or prior to such change of control transaction.

None of our executive officers exercised any of his or her stock options in fiscal 2006 and as a result there was no value realized.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

The Company entered into an employment agreement with Michael M. Wick, M.D., Ph.D. in August 1999 upon his promotion to the position of Chief Executive Officer. In December 1999, Dr. Wick was elected Chairman of the Board of Directors which became effective in January 2000. Either the Company or Dr. Wick may terminate his employment at any time for any reason. If Dr. Wick is terminated without cause, he is entitled to receive as severance continued payment of his base salary and health care benefits for twelve months. The monthly vesting of stock options will also continue for the same twelve months.

In February 2003, the Company adopted a Change of Control Severance Benefit Plan (the "Severance Plan"). The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and certain Senior Vice Presidents, Vice Presidents and others specified by the Board of Directors, the Compensation Committee or the Chief Executive Officer are eligible to participate in the Severance Plan. The Severance Plan provides for benefits in the event that an eligible individual's employment with the Company is terminated, voluntarily or involuntarily without cause within one year after a change of control of the Company. Currently, under the Severance Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (a) 100% of accelerated vesting of stock options, (b) payment of the equivalent of 200% of the sum of his annual base salary and either (i) the cash bonus actually paid for the previous year or (ii) the cash bonus targeted to be received for the then current year, whichever is higher and (c) continuation of health benefits for up to 24 months. Dr. Wick's benefits under the Severance Plan, when applicable, will supersede the severance benefits under his employment contract. The other Named Executive Officers may be eligible, upon the Board of Directors' determination, to receive (a) 100% of accelerated vesting of stock options, (b) payment of the equivalent of 100% of the sum of their annual base salary and either (i) the cash bonus actually paid for the previous year or (ii) the cash bonus targeted to be received for the then current year, whichever is higher and (c) continuation of health benefits for up to 12 months. Included in the Severance Plan is a provision for payments by the Company of certain taxes that may be incurred as a consequence of the change of control.

2006 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The following table provides information on severance benefits that would become payable under Dr. Wick's existing severance plan and employment agreement if Dr. Wick's employment had terminated on December 31, 2006, given his compensation as of such date and based on the Company's closing stock price ($4.43 per share) as of December 29, 2006.

	Voluntary Termination or Involuntary Termination Without Cause After A Change of Control			Involuntary Termination Without Cause		
Name and Principal Position	**Health Care Benefits ($) (1)**	**Salary ($) (2)**	**Equity Acceleration ($) (3)**	**Health Care Benefits ($) (4)**	**Salary ($) (5)**	**Equity Acceleration ($) (6)**
Michael M. Wick President, Chief Executive Officer and Chairman	17,838	1,938,000	-0-	8,919	494,000	-0-

(1) Represents the cost of 24 months of health benefits paid by the Company.

(2) Represents 200% of the sum of Dr. Wick's annual base salary, $494,000, and his bonus, $475,000, awarded for 2005.

(3) Represents the excess of closing fair market value of the shares accelerated vested and exercisable on December 31, 2006 over the aggregate exercise price of such shares.

(4) Represents the cost of 12 months of health benefits paid by the Company over the next 12 months following the involuntary termination of Dr. Wick's employment by the Company without cause.

(5) Represents Dr. Wick's annual base salary payable in equal semi-monthly installments over the next 12 months following the involuntary termination of his employment by the Company without cause.

(6) Represents the excess of closing fair market value of the shares accelerated vested and exercisable on December 31, 2006, over the aggregate exercise price of such shares. Monthly vesting of stock options would continue for 12 months after the involuntary termination of Dr. Wick's employment by the Company without cause.

A detailed description of the severance and change in control benefits can be found under the section entitled "Compensation Discussion and Analysis—Elements of Telik's Named Executive Officer Compensation" of this proxy statement.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Telik's Named Executive Officer Compensation

The goals of the Company's Named Executive Officer compensation program are to enable the Company to attract, retain and motivate the Named Executive Officers, whose contribution is critical to Telik's long-term success, and to align compensation and performance with business objectives in a manner that maximizes the creation of value for Telik's stockholders. The Company has created a Named Executive Officer compensation program that combines short and long-term components, cash and equity and fixed and contingent payments, in the proportions that the Compensation Committee believes are the most appropriate to incentivize the Named Executive Officers to help the Company achieve its goals and to reward the Named Executive Officers for achievement of the Company's goals and each of their individual performance goals. In addition, Telik's Named Executive Officer compensation program takes into account the Company's need to compete successfully in a competitive environment for executive talent.

Elements of Telik's Named Executive Officer Compensation

Telik's Named Executive Officer compensation is comprised primarily of three components: base salary, cash bonuses and stock option grants. The Compensation Committee considers each of these components individually and collectively when making compensation decisions. The Company also provides the Named Executive Officers with certain change of control and severance benefits and offers the Named Executive Officers participation (with all other eligible employees) in its 401(k) Plan and other benefits available generally to its employees.

Base Salary. Telik pays base salaries to provide each of its Named Executive Officers with current cash compensation at a level that is appropriate based on the Company's and the Named Executive Officer's performance, the compensation of executive officers in similar positions in public biotechnology companies determined by the Compensation Committee to be generally comparable to Telik and the Company's financial condition.

Bonuses. In February 2006, the Compensation Committee approved the terms of an Executive Officer Bonus Plan (the "Bonus Plan"). The bonuses paid to each of the Named Executive Officers under the Bonus Plan are designed to attract, motivate and retain the Named Executive Officers and are based on the performance of Telik and each of the Named Executive Officers, as determined by the Board of Directors or the Compensation Committee. A bonus may be paid to each of the Company's Named Executive Officers equal to 0% to 150% of the Named Executive Officer's base salary. The amount of each bonus (if any) is determined by the Board of Directors or the Compensation Committee based upon the achievement of the Company's corporate objectives and the Named Executive Officer's achievement of individual goals (if any). The amount also depends upon the extent to which actual performance meets, exceeds or falls short of the corporate objectives and any individual goals, and upon the level of the Company's then current or anticipated cash reserves. The Compensation Committee may assign an importance weight to each goal and objective considered and a performance rating to each such goal and objective. The Board of Directors generally approves the corporate objectives near the beginning of each year, but may modify the corporate or individual performance goals at any time based upon business changes. In 2006, the Named Executive Officers were not, and to date in 2007 the Named Executive Officers are not, subject to separate individual goals for purposes of the Bonus Plan. The Bonus Plan continues in effect for each fiscal year following its adoption until such time as the Board of Directors or the Compensation Committee amends, repeals or replaces the Bonus Plan.

The Compensation Committee has not considered whether it would adjust or attempt to recover bonus awards paid to the Named Executive Officers if the relevant performance objectives upon which such bonus awards were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts awarded or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if the Company is required to restate its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws as a result of misconduct, the Company's Chief Executive Officer and Chief Financial Officer may be legally required to reimburse the Company for any bonus or other incentive-based or equity-based compensation she, he or they receive from the Company during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of the Company's securities during this 12-month period.

Stock Option Grants. Equity compensation is an important component of the Company's efforts to attract and retain executive officers, link pay with performance and align the interests of the Named Executive Officers with those of stockholders. To date, the Company's equity compensation has consisted solely of stock option grants under its 2000 Equity Incentive Plan. Telik's 2000 Equity Incentive Plan was established to provide all of Telik's employees with an opportunity to participate, along with Telik's other stockholders, in Telik's long-term performance. Stock options granted under Telik's 2000 Equity Incentive Plan are typically subject to service-based vesting conditions, generally over a four-year period from the date of grant, and expire ten years from the date of grant. The Company grants stock options to the Named Executive Officers on these and other terms because these stock options provide the Named Executive Officers with an economic interest in the long-term appreciation of the Company's common stock, and these stock options provide value only if the Company's stock price increases, which benefits all stockholders, and only if the Named Executive Officer remains with the Company until his or her options vest, which promotes retention. The Company generally makes initial grants of stock options to executive officers in connection with their commencement of employment and evaluates on an annual basis, and following any significant change in the scope of an executive officer's job or responsibilities, whether additional grants should be made.

In December 2006, upon the recommendation of the Compensation Committee, the Board of Directors adopted a stock option grant policy, which was amended in March 2007 (the "Option Grant Policy"). Under the terms of the Option Grant Policy, with respect to option grants to new employees, the option grant date is, and the exercise price is based on, the first day of the month following the employee's start date. The exercise price for these grants is the fair market value, as defined in the 2000 Equity Incentive Plan, based on the grant date, and vesting begins on the grant date. For performance-based option grants, the option grant date is the third business day following the announcement of year-end or quarterly results. If Telik's stock trading window is closed on that day, the option grant date is the first business day following the opening of Telik's stock trading window. The exercise price of these grants is the fair market value, as defined in the 2000 Equity Incentive Plan, based on the grant date, and vesting begins on the grant date.

Under the Option Grant Policy, stock option grants are made by the Compensation Committee. The Compensation Committee has delegated to Telik's Chief Executive Officer the authority to undertake grants that do not exceed 50,000 shares per grant and are not to an executive officer, board member or 10% stockholder. Grants within the authority delegated to Telik's Chief Executive Officer are to be approved in writing by Telik's Chief Executive Officer and reviewed and ratified by the Compensation Committee at its next regularly-scheduled meeting.

In evaluating the award of stock options to the Named Executive Officers, the Compensation Committee considers the Company's performance, options held by the Named Executive Officers and the vesting thereof, the number of shares available for grant under the 2000 Equity Incentive Plan and dilution and other potential implications of the grants.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, because of the importance to Telik's success of achieving Telik's long-term goals, as well as to preserve Telik's cash resources, a significant portion of the Named Executive Officers' total compensation has been, and is expected to continue to be, comprised of equity incentives.

Change of Control and Severance Benefits. In February 2003, Telik's Board of Directors adopted a change of control severance benefit plan (the "Change of Control Plan"). Telik's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and certain Senior Vice Presidents, Vice Presidents and others specified by Telik's Board of Directors, the Compensation Committee or the Chief Executive Officer are eligible to participate in the Change of Control Plan. The Change of Control Plan provides for benefits in the event that an eligible individual's employment with Telik is terminated voluntarily by the eligible individual for any reason or no reason or involuntarily without cause within one year after a change of control of the Company. This trigger for payment of benefits under the Change of Control Plan was selected because it appropriately protects the participants in the Change of Control Plan in the event of termination of their employment following a change of control and thereby minimizes any potential conflict of interest of the participants in the Change of Control Plan between their continued employment and completion of a change of control transaction that may be in the best interests of the Company's stockholders. Currently, under the Change of Control Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (a) 100% of accelerated vesting of stock options, (b) payment of the equivalent of 200% of the sum of his annual base salary and either (i) the cash bonus actually paid for the previous year or (ii) the cash bonus targeted to be received for the then current year, whichever is higher and (c) continuation of health benefits for up to 24 months. Dr. Wick's benefits under the Change of Control Plan, when applicable, will supersede the severance benefits under his employment contract. The other Named Executive Officers may be eligible to receive (a) 100% of accelerated vesting of stock options, (b) payment of the equivalent of 100% of the sum of their annual base salary and either (i) the cash bonus actually paid for the previous year or (ii) the cash bonus targeted to be received for the then current year, whichever is higher and (c) continuation of health benefits for up to 12 months. Included in the Change of Control Plan is a provision for payment by Telik of certain taxes that may be incurred as a consequence of the change of control.

The Company has entered into an employment agreement with Dr. Wick that provides that if his employment is terminated without cause (as defined in the employment agreement), he will be entitled to continued payment of his base salary and health care benefits for 12 months, and his stock options will continue to vest during the same 12 months.

401(k) Plan. Telik maintains a retirement savings plan (the "401(k) Plan") for the benefit of Telik's eligible executive officers, including the Named Executive Officers, and other employees. The 401(k) Plan is intended to qualify as a defined contribution arrangement under Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code. Participants may elect to defer a percentage of their eligible pretax earnings each year or contribute a fixed amount per pay period up to the maximum contribution permitted by the Internal Revenue Code. All participants' plan accounts are 100% vested at all times. All assets of the 401(k) Plan are currently invested, subject to participant-directed elections, in a variety of mutual funds approved from time to time by the Company in its capacity as plan administrator. Distribution of a participant's vested interest generally occurs upon termination of employment, including by reason of retirement, death or disability. Historically, the Company has not made matching or other contributions to the 401(k) plan.

Other Benefits. The Named Executive Officers also participate in Telik's other benefit plans on the same terms as other employees. These plans include medical, dental, vision, life and disability insurance. These benefits are comparable to those offered by those companies with which the Company competes for employees. Telik does not provide any perquisites to the Named Executive Officers.

Role of Telik's Compensation Committee

The Compensation Committee has responsibility for reviewing, modifying and approving the overall compensation strategy and policies for the Company. The functions of the Compensation Committee are described above under the heading "Proposal 1—Election of Directors—Compensation Committee." The Compensation Committee operates pursuant to a charter that further outlines its specific authority, duties and responsibilities. The Compensation Committee approves each Named Executive Officer's annual base salary, annual cash bonus award under the Bonus Plan, stock option grants and any severance or change of control arrangements.

The Compensation Committee annually reviews comparative executive compensation information as reported in the annual *BioWorld Executive Compensation Report 2006* and public filings for public biotechnology companies determined by the Compensation Committee to be generally comparable to Telik based on geographic location, stage of development (including the absence of product sales revenues), therapeutic focus, number of employees and market capitalization. The Compensation Committee applies its judgment in considering this comparative information, but, in making its compensation decisions, the Compensation Committee does not formally benchmark the compensation of the Named Executive Officers against any specifically identified peer group of companies.

The Compensation Committee believes that compensation for the Named Executive Officers is within the range of compensation paid to executive officers having comparable qualifications, experience and responsibilities within public biotechnology companies determined by the Compensation Committee to be generally comparable to Telik.

In determining the compensation of the Named Executive Officers, the Compensation Committee also annually evaluates each Named Executive Officer's performance based upon a number of factors, including the achievement of corporate goals and each Named Executive Officer's individual performance and contribution to the Company's attainment of corporate goals, level of responsibility and experience and breadth of knowledge.

For executive compensation decisions, the Compensation Committee considers the recommendations of the Company's Chief Executive Officer, Dr. Wick, and, with respect to 2006 and 2007 Named Executive Officer compensation matters, Dr. Wick participated in the Compensation Committee's deliberations. However, Dr. Wick did not participate in the determination of his own compensation, nor did he participate in deliberations with respect thereto. Dr. Wick also annually leads the development of the Company's corporate objectives, which are reviewed and, subject to their input, approved by the Compensation Committee and the Board of Directors. In 2006, Dr. Wick also provided to the Compensation Committee general and Company-specific information with respect to Named Executive Officer compensation. Other than as described above, no other executive officers participate in the determination or recommendation of the amount or form of Named Executive Officer compensation.

2006 and 2007 Named Executive Officer Compensation

Following is a summary of Named Executive Officer compensation decisions made by the Compensation Committee in 2006 and to date in 2007.

Base Salary. In setting or adjusting each Named Executive Officer's base salary for 2006 and 2007, the Compensation Committee assessed individual and corporate performance for the preceding year, the individual's pay level relative to similar positions in public biotechnology companies determined by the Compensation Committee to be generally comparable to Telik and the financial condition and prospects of Telik. Based on this review, in February 2006, the Compensation Committee established annual base salaries for 2006. Dr. Wick's, Ms. Butitta's, Mr. Steuer's and Mr. Kaplan's annual base salaries were set at $494,000, $344,000, $300,000 and $240,000, respectively. These amounts represented increases from base salary levels in 2005 in amounts that the Compensation Committee considered appropriate and competitive with executive officer compensation at other public biotechnology companies determined by the Compensation Committee to be generally comparable to Telik. In early December 2006, based on the review described above, the Compensation Committee determined that the Named Executive Officers' base salaries remained at competitive levels, and that it was in the best interest of the Company that the Named Executive Officers' base salaries remain at their 2006 levels in light of the uncertainty and importance to the Company of the results of the Company's then ongoing Phase 3 clinical trials of the Company's product candidate Telcyta, which the Company expected to announce (and did announce) in late December.

Bonus Plan. In February 2006, Telik's Board of Directors established the corporate objectives for payment of 2006 cash bonuses under the Bonus Plan. The corporate objectives established for 2006 included: the release of data from ASSIST-1, ASSIST-2 AND ASSIST-3, the three ongoing Phase 3 clinical trials of Telcyta; the initiation of the ASSIST-5 clinical trial, a Phase 3 clinical trial of Telcyta for the treatment of ovarian cancer; the completion of enrollment in the Phase 2 clinical trial of Telcyta as a front-line treatment for non-small cell lung cancer and the development of a strategy for a Phase 3 clinical trial for this indication; the completion of activities leading to the production of validation batches for both Telcyta drug substance and drug product; the initiation of a Phase 1-2a clinical trial with Telintra tablets; the selection of a new chemical entity for development; the completion of specified marketing and commercialization-related activities and the completion of a corporate partnership for one of the Company's TRAP lead compounds. While these goals were generally met by the end of 2006, in consultation with the Company's Chief Executive Officer, the Board of Directors and the Compensation Committee determined that it would not be appropriate to award any cash bonuses to the Named Executive Officers for 2006 performance in light of the release in late 2006 of results from three of the Company's ongoing Phase 3 clinical trials of Telcyta that failed to meet primary endpoints and the resulting need for changes in the Company's business plan.

Stock Option Grants. In March 2006, the Compensation Committee approved the grant to each of Dr. Wick, Ms. Butitta and Mr. Kaplan of an option to purchase 140,000, 100,000 and 20,000 shares of Telik's common stock, respectively, as compensation for services provided in 2005. The Compensation Committee determined that these grants were appropriate in order to continue to provide the Named Executive Officers with significant long-term equity incentives. The exercise price of these options is $20.30 per share, which was the fair market value of a share of the Company's common stock on the date of grant. The options are subject to a four year vesting schedule, with 50% of the shares vesting in March 2008 and the remainder vesting in equal monthly installments over the remaining two years. The Compensation Committee believes that this vesting schedule optimizes the retention value of the option grants, while providing appropriate incentives for the Named Executive Officers and remaining generally competitive with industry practice.

In February 2007, the Compensation Committee determined that it was appropriate to grant to Mr. Kaplan and Mr. Steuer an option to purchase 100,000 and 75,000 shares of Telik's common stock, respectively. The exercise price of these options is $5.80 per share, which was the fair market value of a share of the Company's common stock on the date of grant, and the options vest in equal monthly installments over two years. The Compensation Committee also approved the grant to Mr. Steuer of an option to purchase 75,000 shares of Telik's common stock, vesting upon the Company's achievement of a specified performance metric. The exercise price of this option is $5.80 per share, which was the fair market value of a share of the Company's common stock on the date of grant. The Compensation Committee approved the grant of this performance-based option to Mr. Steuer in order to provide additional incentive to Mr. Steuer to assist the Company in its execution of the applicable performance metric. The Compensation Committee determined that these grants were appropriate in order to fairly compensate Mr. Kaplan and Mr. Steuer for services provided in 2006 and to continue to provide each of them with significant long-term equity incentives. In February 2007, the Compensation Committee determined that it would not be appropriate to approve at that time the grant of stock options to Dr. Wick and Ms. Butitta, the two most senior executive officers of the Company, in light of the release in late 2006 of results from three of the Company's ongoing Phase 3 clinical trials of Telcyta that failed to meet primary endpoints and the resulting need for changes in the Company's business plan.

Accounting and Tax Considerations

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123R. Under SFAS No. 123R, the Company is required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Compensation expense and tax considerations relating to the expense of stock options under FAS123(R) are one of the many factors considered in the determination of stock option awards.

Section 162(m) of the Internal Revenue Code of 1986 limits Telik to a deduction for federal income tax purposes of up to $1 million of compensation paid to certain Named Executive Officers in a taxable year.

Compensation above $1 million may be deducted if it is "performance-based compensation." Stock option awards under Telik's 2000 Equity Incentive Plan, to the extent a board of directors or a committee of the board of directors granting such stock awards is composed solely of "outside directors," are performance-based compensation within the meaning of Section 162(m) and, as such, are fully deductible. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy requiring all compensation to be deductible. However, the Compensation Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) and believes that the Company should be able to continue to manage Telik's compensation program for executive officers so as to preserve the related federal income tax deductions, although individual exceptions may occur, in a manner consistent with the best interests of Telik's Company and stockholders.

Summary of Telik's Named Executive Officer Compensation Program

Through the compensation arrangements described above, a significant portion of the Named Executive Officers' compensation is contingent upon Company-wide performance, and realization of benefits by the Named Executive Officers is closely linked to increases in long-term stockholder value. Telik remains committed to this philosophy of pay-for-performance, recognizing its essential, incentive character and the competitive market for talented executive officers. Given the risks associated with Telik's business, particularly in light of Telik's announcement of preliminary results relating to Phase 3 clinical trials of Telcyta in December 2006, the specific direction, emphasis and components of Telik's Named Executive Officer compensation program continue to evolve in parallel with Telik's business and business strategy.

COMPENSATION COMMITTEE PROCESSES AND PROCEDURES

The Compensation Committee meets periodically to review executive compensation. The Committee's agenda is usually developed by the Chair of the Compensation Committee in consultation with the Chief Executive Officer. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee consists of three outside directors: Drs. Ryser and Goldring and Mr. Newman. None of the members of the Compensation Committee is currently or has been at any time one of the Company's officers or employees. No interlocking relationship exists between the Board of Directors or the Compensation Committee and the board of directors or compensation committee of any other company.

The Company has entered into indemnification agreements with its directors and certain officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. The Company also intends to enter into these agreements with future directors and officers.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

The Compensation Committee:

Stefan Ryser
Steven R. Goldring
Richard B. Newman

---

* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the Commission and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, other than the Company's Annual Report on Form 10-K, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

CERTAIN RELATED-PERSON TRANSACTIONS

In accordance with its written charter, our Audit Committee reviews and approves in advance all related-person transactions. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. In determining whether to approve, ratify or reject a related-person transaction, the Committee looks at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in the good faith exercise of its discretion.

Gail L. Brown, M.D., the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman, joined the Company as a Senior Vice President and Chief Medical Officer on November 26, 2001. Dr. Brown's compensation in 2006 included an annual salary of $390,000, an option grant of 100,000 shares at an exercise price of $20.30 per share and a bonus award in the amount of $375,000 for services provided to the Company in 2005. Dr. Brown's annual salary remains at $390,000 in 2007. Options granted to Dr. Brown in 2006 vest as follows: fifty percent of the shares vests on the second anniversary of the date of grant, and the remaining fifty percent vests ratably on a monthly basis over the following two years. As an executive, Dr. Brown is eligible to participate in the Company's Change of Control Severance Benefit Plan as described under "Employment, Severance and Change of Control Agreements" section of this proxy statement.

The Company has entered into indemnification agreements with its directors and certain officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. The Company also intends to enter into these agreements with future directors and officers.

On May 18, 2006, in connection with an amendment to the Rights Agreement, dated November 2, 2001, by and between the Company and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., the Company and Eastbourne Capital Management, L.L.C. and certain related persons and entities (collectively "Eastbourne") entered into a standstill agreement under which Eastbourne agreed to restrictions on (a) its ability to increase the percentage of its aggregate beneficial ownership of the Company's outstanding common stock to greater than 25% (the "Eastbourne Percentage") without the prior written consent of the Company, and (b) its ability to propose to the Company any merger, business combination, restructuring, recapitalization or similar transaction to or with the Company or otherwise seek or propose to influence or control the Company's management, Board of Directors or policies or to obtain representation on the Company's Board of Directors.

On December 11, 2006, the Company and Eastbourne amended and restated the standstill agreement. The restated agreement increased the Eastbourne Percentage to 30% of the common stock then outstanding, provided that effective at 11:59 pm Eastern Time on the date, or the "Measurement Date," on which the Company publicly announces that it has received approval from the U.S. Food and Drug Administration to market the Company's Telcyta compound, the Eastbourne Percentage would be automatically amended to be the greater of (a) 25% or (b) the percentage (not to exceed 30%) of the common stock then outstanding and held by Eastbourne as of the Measurement Date.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Telik stockholders will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in "householding," please notify your broker. If you prefer to receive a separate proxy statement and annual report, direct your written request to: Controller, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304 or contact the Controller at (650) 845-7700. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



William P. Kaplan
Secretary

April 10, 2007

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

APPENDIX A

FORM OF PROXY

TELIK, INC.

Proxy Solicited by the Board of Directors for the Annual Meeting of Stockholders to Be Held on May 14, 2007

The undersigned hereby appoints Michael M. Wick and Cynthia M. Butitta and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Telik, Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Telik, Inc. to be held at the offices of Telik, Inc. at 3165 Porter Drive, Palo Alto, CA 94304 on Monday, May 14, 2007 at 11:00 a.m. (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

Unless a Contrary Direction Is Indicated, this Proxy Will Be Voted for Proposal 1, and for Proposal 2, As More Specifically Described in the Proxy Statement. If Specific Instructions Are Indicated, this Proxy Will Be Voted in Accordance Therewith.

(Continued and to be signed on other side)

Fold and Detach Here

Please mark ☐
your vote
as indicated

Proposal 1: To elect three directors, Dr. Michael M. Wick, M.D, Ph.D., Mr. Richard B. Newman and Dr. Herwig von Morzé, Ph.D., to hold office until the 2010 Annual Meeting of Stockholders.

☐ For ☐ Against ☐ Abstain

The Board of Directors Recommends a Vote for Proposal 1.

Proposal 2: To ratify the selection of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending December 31, 2007.

☐ For ☐ Against ☐ Abstain

The Board of Directors Recommends a Vote for Proposal 2.

Please Vote, Date and Promptly Return this Proxy in the Enclosed Return Envelope Which Is Postage Prepaid If Mailed in the United States.

Dated __________, 2007 ____________________________________

Signature(s)

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

Appendix B

AMENDED AND RESTATED CHARTER OF THE COMPENSATION COMMITTEE

TELIK, INC.

Purpose

The purpose of the Compensation Committee (the "***Committee***") of the board of directors (the "***Board***") of Telik, Inc. (the "***Company***") shall be to act on behalf of the Board in fulfilling the Board's responsibilities to oversee the Company's compensation policies, plans and programs, and to review and determine the compensation to be paid to the Company's officers, as well as to prepare and review the Committee report included in the Company's annual proxy statement in accordance with applicable rules and regulations of the Securities and Exchange Commission (the "***SEC***") in effect from time to time. The term "compensation" shall include salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

Composition

The Committee shall consist of at least two members of the Board. All members of the Committee shall satisfy the independence requirements of The Nasdaq Stock Market ("***Nasdaq***") applicable to compensation committee members, as in effect from time to time, when and as required by Nasdaq, including any exceptions permitted by these requirements. At least two of the members of the Committee shall satisfy the "non-employee director" standard within the meaning of Section 16b-3 of the Securities Exchange Act of 1934, as amended from time to time (the "***Exchange Act***"), and the "outside director" standard within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time (the "***Code***"). The members of the Committee shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

Meetings

The Committee shall hold such regular or special meetings as its members deem necessary or appropriate.

Authority

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall be authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities. The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law. The approval of this Compensation Committee Charter shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

Responsibilities

To implement the Committee's purpose and policies, the Committee shall be charged with the following duties and responsibilities. The Committee may supplement and, except as otherwise required by applicable law or the requirements of Nasdaq, deviate from these activities as appropriate under the circumstances:

1. *Overall Compensation Strategy.* The Committee shall review, modify (as needed) and approve the overall compensation strategy and policies for the Company, including:

- reviewing and approving corporate performance goals and objectives relevant to the compensation of the Company's officers;

- evaluating and recommending to the Board the compensation plans and programs advisable for the Company, as well as modification or termination of existing plans and programs;
- establishing policies with respect to equity compensation arrangements; and
- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for the Company's officers.

2. *Compensation of Chief Executive Officer.* The Committee shall determine and approve the compensation and other terms of employment of the Company's Chief Executive Officer and shall evaluate the Chief Executive Officer's performance in light of relevant corporate performance goals and objectives. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Committee should consider the Company's performance and relative stockholder return, the value of similar incentive awards given to chief executive officers of comparable companies, the awards given to the Company's Chief Executive Officer in past years, and such other criteria as the Committee deems advisable. The Chief Executive Officer may not be present during the voting or deliberations regarding his or her compensation.

3. *Compensation of Officers.* The Committee shall review and approve the individual and corporate performance goals and objectives of the Company's officers that are periodically established. The Committee shall determine and approve the compensation and other terms of employment of officers, taking into consideration each officer's success in achieving individual performance goals and objectives and the corporate performance goals and objectives deemed relevant to the officer as established by the Committee.

4. *Administration of Benefit Plans.* The Committee shall recommend to the Board the adoption, amendment and termination of the Company's stock option plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans and similar programs. The Committee shall have full power and authority to administer these plans, establish guidelines, interpret plan documents, select participants, approve grants and awards and exercise such other power and authority as may be permitted or required under such plans.

5. *Insurance Coverage.* The Committee shall review and recommend to the Board appropriate insurance coverage for the Company's directors and officers.

6. *Committee Self-Assessment.* The Committee shall periodically review and assess the adequacy of this charter, including the Committee's role and responsibilities as outlined in this Charter, and shall recommend any proposed changes to the Board for its consideration.

Corporate Directory and Information

Board of Directors

Michael M. Wick, M.D., Ph.D.
President, Chief Executive Officer and Chairman, Telik, Inc.

Edward W. Cantrall, Ph.D.
Biotechnology and Genomics Consultant

Robert W. Frick
Finance and Business Strategy Consultant
Former Vice Chairman and Chief Financial Officer, Bank of America

Steven R. Goldring, M.D.
Chief Scientific Officer–Research Administration
Hospital for Special Surgery

Mary Ann Gray, Ph.D.
President, Gray Strategic Advisors, LLC

Richard B. Newman, Esq.
President and Chief Executive Officer, D&R Products Co., Inc.

Stefan Ryser, Ph.D.
Managing Partner, Bear Stearns Health Innoventures LP

Herwig von Morzé, Ph.D.
International Patent Consultant

Senior Management

Michael M. Wick, M.D., Ph.D.
President, Chief Executive Officer and Chairman

Cynthia M. Butitta
Chief Operating Officer and Chief Financial Officer

Gail L. Brown, M.D.
Senior Vice President and Chief Medical Officer

William P. Kaplan, Esq.
Vice President, General Counsel and Corporate Secretary

Paul M. Mendelman, M.D.
Senior Vice President, Clinical Development

Marc L. Steuer
Senior Vice President, Business Development

Corporate Headquarters

Telik, Inc.
3165 Porter Drive
Palo Alto, CA 94304
Tel: 650-845-7700
Fax: 650-845-7800
www.telik.com
Email: inquiry@telik.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Stockholder Inquiries: 781-575-2879
www.computershare.com

Legal Counsel

Cooley Godward Kronish LLP
Palo Alto, CA

Independent Auditors

Ernst & Young LLP
Palo Alto, CA

Annual Meeting

Telik's annual stockholders meeting will be held on May 14, 2007 at 11:00 a.m. at corporate headquarters.

Report on Form 10-K

Additional information constituting part of this 2006 annual report is contained in Telik's Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is included herewith. Additional copies of the Form 10-K may be obtained by contacting us by mail, telephone, fax or Email.

Stock Market Information

Telik's common stock is traded on the Nasdaq National Market under the symbol TELK.

This annual report contains forward-looking statements. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements, including any statements regarding the future development of TELCYTA® or TELINTRA™ and each of their potential to treat one or more types of cancer. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this annual report may be found in Telik's periodic filings with the Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is included with this annual report. Telik assumes no obligation to update or revise any forward-looking statements in this annual report.

TELIK

www.telik.com

END

Telik, Inc. 3165 Porter Drive Palo Alto, CA 94304 Tel 650-845-7700 Fax 650-845-7800